2002





A Year of Key Accomplishments

Profile

DENTSPLY designs, develops, manufactures and markets a broad range of products for the dental market. The Company believes that it is the world's leading manufacturer and distributor of dental prosthetics, precious metal dental alloys, dental ceramics, endodontic instruments and materials, prophylaxis paste, dental sealants, ultrasonic scalers and crown and bridge materials; the leading United States manufacturer and distributor of dental x-ray equipment, dental handpieces, intraoral cameras, dental x-ray film holders, film mounts and bone substitute/grafting materials; and a leading worldwide manufacturer or distributor of dental injectible anesthetics, impression materials, orthodontic appliances, dental cutting instruments and dental implants. The Company distributes its dental products in over 120 countries under some of the most well established brand names in the industry.

DENTSPLY is committed to the development of innovative, high-quality, cost-effective new products for the dental market.

Cover: Some of our key accomplishments in 2002 are depicted against the backdrop of DENTSPLY's new Corporate Headquarters Building.

Contents

Financial Highlights

	Year Ended December 31, 2002	2001	Change
	(dollars in thousands, except per share amounts)		
Operating Results:			
Net sales	$1,513,742	$1,132,968	33.6%
Net sales without precious metal content	1,326,653	1,082,323	22.6%
Operating income	256,500	176,045	45.7%
Net income	147,952	121,496	21.8%
Earnings per common share:			
Basic	$ 1.89	$ 1.56	21.2%
Diluted	1.85	1.54	20.1%
Cash dividends declared per common share	$ 0.18400	$ 0.18333	0.4%
Financial Position:			
Working capital	$ 175,256	$ 125,726	39.4%
Total debt	774,373	731,158	5.9%
Stockholders' equity	835,928	609,519	37.1%
Financial Ratios:			
Net income to net sales	9.8%	10.7%	
Return on average stockholders' equity	20.5%	21.5%	
Long-term debt to total capitalization	47.9%	54.3%	

Net Sales (in millions)


Sales excluding precious metal content
Precious metal content of sales
$1,513.7
$1,133.0
$1,082.3
$800.5
$836.4
$889.8
$0.0
1998
1999
2000
2001
2002

Precious metal content became a component of the Company's net sales upon the purchase of the Degussa Dental Group in October 2001.

Earnings


Net income (in millions)
Earnings per diluted common share
$148.0
$121.5
$1.54
$101.0
$89.9
$34.8
$0.0
1998
1999
2000
2001
2002

Cash From Operations (in millions)


$211.1
$173.0
$145.6
$125.9
$96.3
$0.0
1998
1999
2000
2001
2002

2001 includes a $29.1 million reduction in precious metal inventory acquired in the Degussa Dental purchase.

Management's Message

The year 2002 was one of key accomplishments for DENTSPLY. It was the year in which we completed the highly successful integration of Degussa Dental, which represented the largest acquisition in the Company's history. It was also the fourth consecutive year that DENTSPLY turned in a record performance in both sales and earnings.

The fourth consecutive year that DENTSPLY turned in a record performance in both sales and earnings.

Net sales for the year experienced a colossal 33.6% increase to $1,513.7 million from $1,133.0 million in 2001. Internal or core business growth contributed 6.8%, excluding the impact of precious metals pass through sales. Acquisitions added 14.6% to sales and foreign currency translation increased sales by 1.2%. The balance of the sales change is attributed to the pass through sales of precious metals.

Net income for 2002 set another record of $148.0 million, or $1.85 per diluted common share, an increase of 21.8% compared with $121.5 million, or $1.54 per diluted common share in 2001.

The Degussa transaction was completed in October of 2001. It combined DENTSPLY International, the world's largest manufacturer of professional dental products with Degussa Dental, the second-largest dental company worldwide.

In the United States, Degussa-Ney brought a century of dental laboratory industry leadership and had long been recognized and respected for its standards in quality, research, safety and continuing education. The Degussa-Ney sales representatives in the U.S. have been retained while the offices in Bloomfield, CT, were closed.

This Degussa business was then incorporated into Ceramco, the crown and bridge division of DENTSPLY, with the new division's headquarters being established at Ceramco's Burlington, NJ location. DENTSPLY Ceramco now offers a very broad product range to meet virtually all of the crown and bridge needs of U.S. dental laboratories. These include Degussa-Ney's full line of precious metal dental alloys and ceramics, a complete lab equipment line as well as new technology-based products like CERCON Smart Ceramics, our revolutionary all ceramic crown and bridge material.



Since the acquisition, Degussa Brazil was combined with DENTSPLY Brazil. The Company has vacated the expensive Degussa offices in downtown Sao Paulo in favor of new and larger office space closer to the airport at significantly reduced rental costs. The new office location makes onsite educational courses more convenient for those attending from other locations



Inset: By mid-2004 our manufacturing site in Catanduva, Brazil, will be the best-equipped sterile filling facility for dental anesthetics in all of Latin America.

Left: ECLIPSE is a new Prosthetic Resin System that delivers faster results in a more biocompatible work environment.

Construction is currently underway on the new DENTSPLY Pharmaceutical plant in Elk Grove Village, IL.



throughout Brazil. The Degussa dental amalgam plant in Manaus was closed and its production was moved to a newly constructed building at the DENTSPLY manufacturing site in Catanduva, located approximately 450 kilometers west of Sao Paulo. A major renovation is also taking place at this location that will result in the best-equipped sterile filling facility for dental anesthetics in all of Latin America. We have also combined the two dental implant businesses in Brazil. Our Friadent implant products are now successfully marketed along with Degussa's Ankylos line, thus offering Brazilian dental professionals greater product choice in meeting the implant needs of their patients.

Other integration advantages have been realized in Europe as well. DENTSPLY's former dental laboratory business in Dreieich, Germany was moved into the Degussa headquarters facility in Hanau-Wolfgang. Taking better advantage of this complex, a synergistic opportunity was realized in bringing the European distribution of

Exceptional handling characteristics and maximum stability in all qualities of bone are achieved with the XIVE Dental Implant System.



Dr. Ronald Roncone of Vista, CA participated in the clinical trials for our MYSTIQUE Orthodontic Bracket and is now one of its foremost users.



dental laboratory products to Hanau-Wolfgang from the European Distribution Center in Nijmegen, Holland. Next, the two German dental implant businesses were combined. While the two production sites in Mannheim and Wolfgang-Hanau will be maintained, the combined implant business is now managed from the Friadent headquarters in Mannheim. The number of implant sales representatives in Germany was doubled, thereby increasing customer contact while reducing the size of the sales territories. Additionally, the research and development team was augmented and centralized at the Mannheim site. Finally, in France and Austria, the Company combined its dental laboratory operations into one entity in each country, thereby achieving cost savings and operational benefits.

The acquisition also presented the Company with an exceptional opportunity to increase penetration in Japan as Degussa was the only significant non-domestic dental manufacturing



The durable STYLUS Handpiece features proprietary balancing technology that virtually eliminates damaging bearing vibration providing reduced noise and increased life.

company in this important market. We have efficiently incorporated the former DENTSPLY business into Degussa. DENTSPLY-Sankin is now focusing their energies on growing sales with a very aggressive effort toward promoting DENTSPLY branded products in the second largest dental market in the world.

The Degussa integration is now essentially accomplished. Going forward, the combined business continues to maintain its strong commitment to technological innovation, product quality and superior customer service.

Following the acquisition of the partial denture business of Austenal Inc. in early 2002, the facilities in Chicago were closed by year-end with the manufacturing and administrative operations moved into the Company's York, PA facilities. Austenal manufactures dental laboratory products and is the world leader in the manufacture and sale of systems used by dental


DENTSPLY

laboratories to fabricate partial dentures. Their VITALLIUM product is recognized worldwide as the leading partial denture casting alloy. Austenal now functions as part of Trubyte, DENTSPLY's U.S. removable prosthodontic division.

The DENTSPLY Pharmaceutical Division was established in the first quarter of 2001 following the acquisition of the dental injectible anesthetic

...maintain (our) strong commitment to technological innovation, product quality and superior customer service.

business from Astra-Zeneca. One condition of this acquisition was that DENTSPLY must take over the production of these products. Construction is now underway on a new pharmaceutical plant in Elk Grove Village, IL. When completed, the complex will have the capacity to produce up to 300 million cartridges per year making it one of the largest facilities of its kind. The Company expects to conduct FDA stability trials late in the second quarter with production initially scheduled for mid 2004.

DENTSPLY also recently announced the relocation of Corporate Headquarters to another facility in York, PA. The rapid expansion of our business within the past five years has meant increased employment levels in nearly all corporate areas, including finance, human resources, information technology, legal, and regulatory affairs. Headquarters functions will move to the Susquehanna Commerce Center in downtown York. It offers a prime downtown location in an attractive and highly functional urban campus atmosphere. The Company has purchased the Fifth and Sixth Floors of the West Building, located at 221 West Philadelphia Street, and secured approximately 45,000 square feet of new office space. The office design and construction phase has begun and the move is expected to be completed in the third quarter.

Inset: DENTSPLY's new Corporate Headquarters Building in York, PA.

CERCON *Smart Ceramics* deliver metal free crowns and bridges with exceptional esthetics.



DENTSPLY has long been recognized for its terrific ability to successfully bring new products to market.

The purchase price and completion costs are expected to be approximately $5.5 million. The current Headquarters building at 570 West College Avenue will be retained for the continued use and further growth of our York-based business operating units as well as the North American Group Marketing, Information Technology and the Shared Services Groups.

As the world's leading manufacturer of professional dental products, DENTSPLY has long been recognized for its terrific ability to successfully bring new products to market. The year 2002 was no exception and saw our product lines enhanced with more than 20 new offerings.

These include the new STYLUS Handpiece, one of the most reliable in the industry. It features a smaller head for better visibility in the posterior regions of the mouth. Its ergonomic design offers greater operator comfort with less hand fatigue. This new, advanced DENTSPLY handpiece is as much as 10 decibels quieter than the leading brands resulting in a quieter operating environment. STYLUS Handpieces are also available with optional prelubricated, grease-packed sealed bearings which continuously lubricate the handpiece and result in reduced maintenance.

The ECLIPSE Prosthetic Resin System features a new indirect buildup method for making full or partial dentures, night guards and splints. It is the first monomer free denture base system that cures to the standards of a conventional denture base material. Numerous dental laboratory studies showed that ECLIPSE achieves 17% time savings on partial denture construction. A multi-site clinical study with more than 100 patients and up to two years of data also showed that ECLIPSE meets or exceeds ISO specifications for color stability, tooth retention and flexural properties.

The XENO III Single Step Self-Etching Dental Adhesive offers the perfect synthesis of speed and strength with no patient sensitivity. Etching, priming and bonding are completed in just 40 seconds and independent research laboratories have proven that our new adhesive produces excellent bond strength to the structure of enamel and dentin. XENO III Adhesive avoids sensitivity by sealing dentinal tubules and eliminating problems of over-drying and over-etching of dentin. There are no separate etching and rinsing steps. It also provides the best sealing of the gingival wall in comparison with other self-etching adhesives.

Nothing performs better than our new AQUASIL ULTRA Smart Wetting Impression Material. This unique technology results in an ultra-low contact angle that minimizes voids and bubbles. This helps to provide extremely accurate recording of the prepared teeth and surrounding tissue. Its incredible tear strength works to keep even the thinnest margins intact while allowing easy separation from the mouth without tearing or distortion. AQUASIL ULTRA tastes good and has an extraordinary ability to capture and retain even the finest detail in a wet field. It is available in a variety of viscosities with two set times to meet any clinical situation.

The IN-OVATION Orthodontic Bracket is


xeno
Single Step Self-Etching Dental Adhesive

XENO III Single Step Self-Etching Dental Adhesive is fast and offers excellent bond strength.

Multiple CERCON Smart Ceramic Units are operating 24 hours a day at Glidewell Laboratories in Newport Beach, CA, *one of the largest dental* laboratories in the world.



the world's only twin bracket with the "Active" Clip. This provides full slot coverage to gently seat the arch wire and smooth, rounded mini posts for versatility and comfort. It also aids efficiency by reducing emergencies and delayed finishing thus benefiting practitioners and their patients with reduced chair time, more efficient treatment and more predictable results. The new MYSTIQUE Orthodontic Brackets are remarkably translucent making them virtually invisible in the mouth. They are easily applied and debond just like ordinary metal appliances but the similarity stops there. MYSTIQUE will not discolor in the mouth and is the only orthodontic bracket that has a metal-free, glazed slot for low friction and exceptional esthetics. These brackets have been designed to treat a wider range of malocclusions and thereby satisfy a wider variety of patient needs.

Although not introduced during 2002, several other products continue to be very strong performers for the Company. CERCON Smart

Dental impressions have been *taken to new heights with our* AQUASIL ULTRA Smart Wetting Impression Material.


Dentsply
Aquasil Ultra
Monophase & LV

Mr. John C. Miles II
Chairman and Chief Executive Officer (left)

Mr. Gary K. Kunkle, Jr.
President and Chief Operating Officer


DENTSPLY
DENTSPLY

Ceramics is a comprehensive system using both a Computer Integrated Machining process and extremely strong ceramic zirconia. This highly stable ceramic oxide delivers strength and fracture toughness far beyond that of other known esthetic ceramics. Metal free CERCON crowns and multiple unit bridges deliver outstanding esthetics free of dark margins and artificially gray values. The product enjoys a most successful three-year clinical history and was released only after eight years of a unique university and industry collaboration between the University of Zurich and the Swiss Federal Institute of Technology.

The XIVE Implant System is characterized by excellent handling. Its innovative design ensures maximum primary stability in all bone qualities and extreme flexibility in practice. These dental implants incorporate our 25 years of experience in implant dentistry and are available in both subgingival and transgingival designs. They are distinguished by minimal chair time and a greater number of surgical and prosthetic options. The XIVE Implant design is optimized to greatly reduce the danger of trauma during placement and requires no new prosthetic training or instruments.

We are very proud of our accomplishments in 2002 and look to the future with confidence. The Company's continued good fortune is dependent upon the efforts of our 7,800 DENTSPLY associates at 93 locations in 33 countries across six continents. We thank them for their dedication and the remarkable level of commitment and enthusiasm they bring to their assignments. Coupled with the strong support of our Board of Directors, this will ensure that DENTSPLY remains the undisputed global leader in the professional dental products industry.

John C. Miles II
Chairman and Chief Executive Officer

Gary K. Kunkle, Jr.
President and Chief Operating Officer

Selected Financial Data

	Year Ended December 31,				
	2002	2001	2000	1999	1998
		(dollars in thousands, except per share amounts)			
Statement of Income Data:					
Net sales	**$1,513,742**	$1,132,968	$889,796	$836,438	$800,456
Net sales without precious metal content	**1,326,653**	1,082,323	889,796	836,438	800,456
Gross profit	**732,899**	568,520	462,771	430,972	415,286
Restructuring and other costs (income)	**(2,732)**	5,073	(56)	—	71,500
Operating income	**256,500**	176,045	161,422	147,229	67,216
Income before income taxes	**220,985**	185,127	151,796	138,019	55,101
Net income	**$ 147,952**	$ 121,496	$101,016	$ 89,863	$ 34,825
Earnings per Common Share:					
Net income-basic	**$ 1.89**	$ 1.56	$ 1.30	$ 1.14	$ 0.44
Net income-diluted	**1.85**	1.54	1.29	1.13	0.43
Cash dividends declared per common share	**$ 0.18400**	$ 0.18333	$0.17083	$0.15417	$0.14000
Weighted Average Common Shares Outstanding:					
Basic	**78,180**	77,671	77,785	79,131	79,995
Diluted	**79,994**	78,975	78,560	79,367	80,396
Balance Sheet Data:					
Working capital	**$ 175,256**	$ 125,726	$157,316	$138,448	$128,076
Total assets	**2,087,033**	1,798,151	866,615	863,730	895,322
Total debt	**774,373**	731,158	110,294	165,467	233,761
Stockholders' equity	**835,928**	609,519	520,370	468,872	413,801
Return on average stockholders' equity	**20.5%**	21.5%	20.4%	20.4%	8.3%
Long-term debt to total capitalization	**47.9%**	54.3%	17.4%	23.7%	34.4%
Other Data:					
Depreciation and amortization	**$ 43,859**	$ 54,334	$ 41,359	$ 39,624	$ 37,474
Capital expenditures	**57,454**	49,337	28,425	33,386	31,430
Property, plant and equipment, net	**313,178**	240,890	181,341	180,536	158,998
Goodwill and other intangibles, net	**1,134,506**	1,012,160	344,753	349,421	346,073
Interest expense, net	**27,385**	18,256	6,797	12,252	11,532
Cash flows from operating activities	**172,983**	211,068	145,622	125,877	96,323
Inventory days	**100**	93	114	122	132
Receivable days	**49**	46	52	52	55
Income tax rate	**33.0%**	34.4%	33.5%	34.9%	36.8%

Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain statements made by the Company, including without limitation, statements containing the words "plans", "anticipates", "believes", "expects", or words of similar import may be deemed to be forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties which may materially affect the Company's business and prospects, and should be read in conjunction with the risk factors and uncertainties discussed within Item I, Part I of the Company's Annual Report on Form 10-K.

In January 2002, the Company acquired the partial denture business of Austenal Inc. ("Austenal"), and in 2001 the Company made three significant acquisitions. In January 2001, the Company acquired the outstanding shares of Friadent GmbH ("Friadent"), a global dental implant manufacturer and marketer. In March 2001, the Company acquired the dental injectible anaesthetic assets of AstraZeneca ("AZ Assets"). In October 2001, the Company acquired the Degussa Dental Group ("Degussa Dental"), a manufacturer and seller of dental products, including precious metal alloys, ceramics, dental laboratory equipment and chairside products. The details of these transactions are discussed in Note 3 to the Consolidated Financial Statements. The results of these acquired companies have been included in the consolidated financial statements since the dates of acquisition. These acquisitions, accounted for using the purchase method, significantly impact the comparability between years.

A significant portion of DENTSPLY's net sales is comprised of sales of precious metals generated through its precious metal alloy product offerings. Due to the fluctuations of precious metal prices and because the precious metal content of the Company's sales is largely a pass-through to customers and has minimal effect on earnings, DENTSPLY reports sales both with and without precious metals to show the Company's performance independent of precious metal price volatility and to enhance comparability of performance between periods. Certain reclassifications have been made to prior years' data in order to conform to the current year presentation.

Results of Operations, 2002 Compared to 2001

Net Sales

Net sales in 2002 increased $380.8 million, or 33.6%, to $1,513.7 million. Net sales, excluding precious metals, increased $244.3 million, or 22.6%, to $1,326.7 million. The growth in sales, excluding the precious metal content, was driven by internal growth of 6.8%, 14.6% growth from acquisitions and a 1.2% positive impact from currency translation as several major currencies strengthened against the U.S. dollar during the year. The sales growth in 2002, excluding precious metal content, in total and by region is as follows:

	Sales Growth By Region (excluding precious metal content)			
	Total Consolidated	United States	Europe	All Other Regions
Internal growth	6.8%	9.1%	5.4%	2.7%
Acquisition growth	14.6%	4.5%	33.0%	16.3%
Foreign currency translation	1.2%	0.1%	5.6%	-2.0%
	22.6%	13.7%	44.0%	17.0%

Internal sales growth was strongest in the United States at 9.1%, while Europe grew 5.4% organically. The Company also continued to experience strong internal growth in the Pacific Rim and Asia (excluding Japan). Internal growth was most notable in implants, endodontics, orthodontics, other consumables, intra-oral cameras and digital x-ray systems. The laboratory side of the business was the weakest, particularly in Europe where economic conditions appear to be reducing demand for high-end procedures that are deferrable by the patient.

2002 Geographic Sales


United States
Europe
Japan
Pacific Rim and Asia
Latin America
Other Regions
37%
45%
5%
6%

2002 Product Distribution


Consumables and Small Equipment
Heavy Equipment
Non-Dental
6%
92%

Internal sales growth for heavy equipment, including x-ray equipment and intra-oral cameras, was 8.5% in 2002 while internal sales growth for consumable and small equipment, including laboratory products, was 7.1%. These increases were offset slightly by softening sales of non-dental products.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross Profit

Gross profit was $732.9 million in 2002 compared to $568.5 million in 2001, an increase of $164.4 million, or 28.9%. Gross profit, including precious metals, represented 48.4% of net sales in 2002 compared to 50.2% in 2001. The decline in 2002 is due to the inclusion of the Degussa Dental business for a full year versus just one quarter in 2001 and the corresponding relatively high precious metal content of these sales. Gross profit for 2002, excluding precious metal content, represented 55.2% of net sales compared to 52.5% in 2001. The gross profit margin in 2002, excluding the precious metals pass through, benefited from new product introductions, a favorable product mix, and the integration and restructuring benefits related to acquisitions completed over the past several years. The 2001 period included the negative impact of the amortization of the Friadent and Degussa Dental inventory step-ups recorded in connection with purchase price accounting. The Company continues to drive projects, including lean manufacturing, waste elimination and centralized warehousing, focused on improving our operating processes and product flows. These efforts not only strengthen our gross profit percentage and reduce inventory levels, but also improve our overall competitive advantage.

Gross Profit Percentage



51.9%
51.5%
52.0%
52.5%
55.2%
0.0%
1998
1999
2000
2001
2002

Excludes precious metal content of net sales.

Operating Expenses

Selling, general and administrative ("SG&A") expense increased $91.7 million, or 23.7%, to $479.1 million in 2002 from $387.4 million in 2001. As a percentage of sales, including precious metals, SG&A expenses decreased to 31.7% compared to 34.2% in 2001. This decrease is mainly due to the discontinuation of goodwill and indefinite-lived intangible asset amortization in 2002, which in 2001 amounted to $17.8 million ($14.0 million, net of tax). As a percentage of sales, excluding precious metals, SG&A expenses increased to 36.1% compared to 35.8% in 2001. This increase was primarily driven by the inclusion of the Degussa Dental business, and its higher SG&A expense ratio (excluding precious metal content), for a full year versus one quarter in 2001, offset by the discontinuation of goodwill and indefinite-lived intangible asset amortization in 2002. This increase also included higher insurance and legal expenses in 2002.

Operating Income Percentage



8.4%
17.6%
18.1%
16.3%
19.3%
0.0%
1998
1999
2000
2001
2002

Excludes precious metal content of net sales.

During 2002, the Company recorded restructuring and other income of $2.7 million ($1.8 million, net of tax), including $3.7 million which resulted from changes in estimates related to prior period restructuring initiatives, offset somewhat by a restructuring charge for the combination of the CeraMed and U.S. Friadent divisions of $1.7 million. In addition, the Company recognized a gain of $0.7 million related to the insurance settlement for fire damages sustained at the Company's Maillefer facility. The 2001 period included a restructuring charge of $5.5 million to improve efficiencies in Europe, Brazil and North America and $11.5 million of restructuring and other costs primarily related to the Degussa Dental acquisition and its integration with DENTSPLY. An additional cost of $2.4 million was recorded for a payment made at the point of regulatory filings related to Oraqix, a product for which the Company acquired rights in the AZ Asset acquisition. These charges were offset by a gain of $8.5 million related to the restructuring of the Company's U.K. pension arrangements and a gain of $5.8 million for an insurance settlement for equipment destroyed in the fire at the Company's Maillefer facility in Switzerland. The above items in 2001, on a net basis, amount to charges of $5.1 million ($3.5 million, net of tax) (see Note 14 to the Consolidated Financial Statements).

Other Income and Expenses

Net interest expense increased $9.1 million in 2002 due to higher debt levels associated with the acquisition activities in 2002 and 2001. Other income decreased $35.5 million in 2002, due primarily to income recognized in 2001 of $24.5 million ($15.1 million, net of tax) which included a $23.1 million gain from the sale of Infosoft, LLC and a $1.4 million minority interest benefit related to an intangible impairment charge included in restructuring and other costs. Other income and expense in 2002 also included a $4.7 million unfavorable change in currency transaction gain/loss resulting from the significant weakening of the U.S. dollar in 2002, a $1.1 million loss realized on the share exchange with PracticeWorks, Inc. and a net loss of $2.5 million on mark-to-market adjustment for the warrants received in the transaction. Also contributing to the decrease in other income in 2002 was a decrease of $0.8 million in accrued dividends related to the PracticeWorks, Inc. preferred stock prior to the time of the PracticeWorks share exchange.

Earnings

Income before income taxes in 2002 increased $35.9 million, or 19.4%, to $221.0 million from $185.1 million in 2001. The effective tax rate decreased to 33.0% in 2002 from 34.4% in 2001.

Net income increased $26.5 million, or 21.8%, to $148.0 million in 2002 from $121.5 million in 2001. Fully diluted earnings per share were $1.85 in 2002, an increase of 20.1% from $1.54 in 2001. Net income in 2002 and 2001 included charges and income that affect the comparability between years as described above.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, 2001 Compared to 2000

Net Sales

Net sales in 2001 increased $243.2 million, or 27.3%, to $1,133.0 million. Net sales, excluding precious metals, increased $192.5 million, or 21.6%, to $1,082.3 million. The growth in sales, excluding the precious metal content, was driven by internal growth of 6.2% and 17.1% growth from acquisitions, partially offset by a 1.7% negative impact from currency translation as the U.S. dollar strengthened against several major currencies during the year. The sales growth in 2001, excluding precious metal content, in total and by region is as follows:

	Sales Growth By Region (excluding precious metal content)			
	Total Consolidated	United States	Europe	All Other Regions
Internal growth	6.2%	7.4%	5.6%	3.0%
Acquisition growth	17.1%	4.4%	40.9%	27.1%
Foreign currency translation	-1.7%	—	-2.4%	-5.9%
	21.6%	11.8%	44.1%	24.2%

Internal sales growth was strongest in the United States at 7.4%, while Europe grew 5.6% internally. The Company also continued to experience strong internal growth in the Pacific Rim and Asia (excluding Japan). Internal growth was most notable in endodontics, orthodontics, other consumables, intra-oral cameras and digital x-ray systems.

Internal sales growth for heavy equipment, including x-ray equipment and intra-oral cameras, was 9.1%, while consumable and small equipment internal sales growth was 6.5%. These increases were offset slightly by softening sales of non-dental products in 2001.

2001 Geographic Sales


29%
51%
4%
7%
United States
Europe
Japan
Pacific Rim and Asia
Latin America
Other Regions

2001 Product Distribution


7%
3%
90%
Consumables and Small Equipment
Heavy Equipment
Non-Dental

Gross Profit

Gross profit was $568.5 million in 2001 compared to $462.8 million in 2000, an increase of $105.7 million, or 22.8%. Gross profit for 2001 represented 50.2% of net sales, or 52.5% excluding sales of precious metals, compared to 52.0% of net sales in 2000. There were no sales of precious metals in 2000. The gross profit margin, excluding precious metals, was benefited by a favorable product mix, restructuring and operational improvements during 2001. These benefits were offset by the negative impact of a stronger U.S. dollar and the negative impact of the amortization of the Friadent and Degussa Dental inventory step-ups recorded in connection with the purchase accounting.

Operating Expenses

SG&A expense increased $86.0 million, or 28.5%, to $387.4 million in 2001 from $301.4 million in 2000. As a percentage of sales, SG&A expenses increased to 34.2% compared to 33.9% in 2000. As a percentage of sales, without precious metal content, SG&A expenses were 35.8% in 2001. Acquisitions and higher research and development spending were the primary reasons for this increase. In addition, amortization of goodwill and indefinite-lived intangible assets increased to $17.8 million ($14.0 million, net of tax) from $10.2 million ($8.3 million, net of tax) in 2000, which contributed to the increase.

During 2001, the Company recorded net restructuring and other costs of $5.1 million ($3.5 million, net of tax). The 2001 period included a restructuring charge of $5.5 million to improve efficiencies in Europe, Brazil and North America and $11.5 million of restructuring and other costs primarily related to the Degussa Dental acquisition and its integration with DENTSPLY. An additional cost of $2.4 million was recorded for a payment made at the point of regulatory filings related to Oraqix, a product for which the Company acquired rights in the AZ Asset acquisition. These charges were offset by a gain of $8.5 million related to the restructuring of the Company's U.K. pension arrangements and a gain of $5.8 million for an insurance settlement for equipment destroyed in the fire at the Company's Maillefer facility in Switzerland (see Note 14 to the Consolidated Financial Statements).

Other Income and Expenses

Net interest expense increased $11.5 million in 2001 due to higher debt levels associated with the significant acquisition activity during 2001, offset somewhat by strong operating cash flow and lower interest rates. Other income of $27.3 million in 2001 compares with other expense of $2.8 million in 2000. The increase in 2001 was due primarily to income recognized in 2001 of $24.5 million ($15.1 million, net of tax) which included a $23.1 million gain related to the Company's sale of InfoSoft, LLC to PracticeWorks, Inc. and a $1.4 million minority interest benefit related to an intangible impairment charge included in restructuring and other costs. Also contributing to the increase in other income was $1.7 million of accrued dividends related to this preferred stock investment and $1.2 million of gains from foreign exchange transactions. The other expense in 2000 represented mainly losses on foreign exchange transactions.

Earnings

Income before income taxes in 2001 increased $33.3 million, or 21.9%, to $185.1 million from $151.8 million in 2000. The effective tax rate increased to 34.4% in 2001 from 33.5% in 2000.

Net income increased $20.5 million, or 20.3%, to $121.5 million in 2001 from $101.0 million in 2000. Fully diluted earnings per share were $1.54 in 2001, an increase of 19.4% from $1.29 in 2000. Net income in 2001 and 2000 included charges and income that affect the comparability between years as described above. Net income and diluted earnings per common share for 2001 include additional goodwill amortization and interest costs related to the $84.6 million Tulsa earn-out payment and inventory step-up charges for Friadent and Degussa Dental during the year.

Foreign Currency

Since approximately 50% of the Company's 2002 revenues have been generated in currencies other than the U.S. dollar, the value of the U.S. dollar in relation to those currencies affects the results of operations of the Company. The impact of currency fluctuations in any given period can be favorable or unfavorable. The impact of foreign currency fluctuations of European currencies on operating income is partially offset by sales in the U.S. of products sourced from plants and third party suppliers located overseas, principally in Germany, Switzerland, and the Netherlands.

Critical Accounting Judgements and Estimates

The Company has identified below the accounting estimates believed to be critical to its business and results of operations. These critical estimates represent those accounting policies that involve the most complex or subjective decisions or assessments.

Goodwill and Other Long-Lived Assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". This statement requires that the amortization of goodwill and indefinite-lived intangible assets be discontinued and instead an annual impairment approach be applied. The Company performed the transitional impairment tests upon adoption and the annual impairment tests during 2002, as required, and no impairment was identified. These impairment tests are based upon a fair value approach rather than an evaluation of the undiscounted cash flows. If impairment is identified under SFAS 142, the resulting charge is determined by recalculating goodwill through a hypothetical purchase price allocation of the fair value and reducing the current carrying value to the extent it exceeds the recalculated goodwill. If impairment is identified on indefinite-lived intangibles, the resulting charge reflects the excess of the asset's carrying cost over its fair value.

Other long-lived assets, such as identifiable intangible assets and fixed assets, are amortized or depreciated over their estimated useful lives. These assets are reviewed for impairment whenever events or circumstances provide evidence that suggest that the carrying amount of the asset may not be recoverable with impairment being based upon an evaluation of the identifiable undiscounted cash flows. If impaired, the resulting charge reflects the excess of the asset's carrying cost over its fair value.

If market conditions become less favorable, future cash flows, the key variable in assessing the impairment of these assets, may decrease and as a result the Company may be required to recognize impairment charges.

Inventories

Inventories are stated at the lower of cost or market. The cost of inventories is determined primarily by the first-in, first-out ("FIFO") or average cost methods, with a small portion being determined by the last-in, first-out ("LIFO") method. The Company establishes reserves for inventory estimated to be obsolete or unmarketable equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those anticipated, additional inventory reserves may be required.

Accounts Receivable

The Company sells dental equipment and supplies primarily through a worldwide network of distributors, although certain product lines are sold directly to the end user. For customers on credit terms, the Company performs ongoing credit evaluation of those customers' financial condition and generally does not require collateral from them. The Company establishes allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, their ability to make required payments may become impaired, and increases in these allowances may be required. In addition, a negative impact on sales to those customers may occur.

Income Taxes

Income taxes are determined in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between financial statements and tax bases of liabilities and assets using enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS 109 also provides for the recognition of deferred tax assets if it is more likely than not that the assets will be realized in future years. A valuation allowance has been established for deferred tax assets for which realization is not likely. In assessing the valuation allowance, the Company has considered future taxable income and ongoing tax planning strategies. Changes in these circumstances, such as a decline in future taxable income, may result in an additional valuation allowance being required. Except for certain

Management's Discussion and Analysis of Financial Condition and Results of Operations

earnings that the Company intends to reinvest indefinitely, provision has been made for the estimated U.S. federal income tax liabilities applicable to undistributed earnings of affiliates and associated companies. Judgement is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. If the outcome of these future tax consequences differs from our estimates the outcome could materially impact our financial position or our results of operations. In addition, we operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. We record accruals for the estimated outcomes of these audits and the accruals may change in the future due to the outcome of these audits.

Litigation

The Company and its subsidiaries are from time to time parties to lawsuits arising out of their respective operations. The Company records liabilities when a loss is probable and can be reasonably estimated. These estimates are based on an analysis made by internal and external legal counsel which considers information known at the time. The Company believes it has estimated any liabilities for probable losses well in the past; however, court decisions could cause liability to be incurred in excess of estimates.

Liquidity and Capital Resources

Cash flows from operating activities during 2002 were $173.0 million compared to $211.1 million during 2001. The 2001 cash flows benefited from a $29.1 million reduction in precious metal inventory acquired in the Degussa Dental acquisition. Excluding this reduction, cash flows from operating activities decreased by $9.0 million from 2001 to 2002. This decrease resulted primarily from restructuring outflows and payments of annual volume rebates for precious metal purchases, offset somewhat by higher operating earnings.

Working Capital Management


132
122
114
93
100
55
52
52
46
49
0
1998 1999 2000 2001 2002
Inventory days
1998 1999 2000 2001 2002
Receivable days

Investing activities, for the year ended December 31, 2002, include capital expenditures of $57.5 million. During 2003, the Company expects its capital expenditures to be approximately $70 million. This increase from 2002 is due largely to expenditures related to the construction of the Company's pharmaceutical manufacturing facility in Chicago, IL. Net acquisition activity for 2002 was $49.8 million which primarily included cash paid to acquire Austenal of $21.1 million and additional net consideration of $24.7 million related to the purchases of Degussa Dental, the AZ Assets and Friadent. Additionally, in 2003, the Company expects to make the remaining payments of $18 million related to the Oraqix agreement and may be required to make a payment of up to $10 million for the final consideration related to the Degussa Dental purchase if an unfavorable ruling is received in arbitration (see Note 3 to the consolidated financial statements).

The Company's long-term debt increased by $46.3 million in 2002 to $769.8 million. This net change included an increase of $136.6 million due to exchange rate fluctuations on non-U.S. dollar denominated debt. A portion of this debt qualifies as a hedge of the Company's net investments in certain foreign subsidiaries and the offset of this increase is reflected in "Accumulated other comprehensive gain (loss)". In addition, another portion of this debt is hedged by cross currency swaps, the value of which increased by $58.1 million in 2002 to an asset position of $52.3 million and is reflected in "Other noncurrent assets". As a result, the income statement impact of the change in currency related to the debt is completely offset by the income statement impact of changes in the fair values of the swaps. Excluding the exchange rate fluctuations, long-term debt was reduced by $90.3 million during 2002 from operating cash flows. During 2002, the Company's ratio of long-term debt to total capitalization decreased to 47.9% compared to 54.3% at December 31, 2001.

Under its multi-currency revolving credit agreement, the Company is able to borrow up to $250 million through May 2006 ("the five-year facility") and $250 million through May 2003 ("the 364 day facility"). The 364-day facility terminates in May 2003, but may be extended, subject to certain conditions, for additional periods of 364 days. This revolving credit agreement is unsecured and contains various financial and other covenants. The Company also has available an aggregate $250 million under two commercial paper facilities; a $250 million U.S. facility and a $250 million U.S. dollar equivalent European facility ("Euro CP facility"). Under the Euro CP facility, borrowings can be denominated in Swiss francs, Japanese yen, Euros, British pounds and U.S. dollars. The 364-day facility serves as a back-up to these commercial paper facilities. The total available credit under the commercial paper facilities and the 364-day facility is $250 million.

The Company also has access to $83.2 million in uncommitted short-term financing under lines of credit from various financial institutions. Substantially all of these lines of credit have no major restrictions and are provided under demand notes between the Company and the lending institutions.

In total, the Company had unused lines of credit of $420.9 million at December 31, 2002. Access to most of these available lines of credit is contingent upon the Company being in compliance with certain affirmative and negative covenants relating to its operations and financial condition. The most restrictive of these covenants pertain to asset dispositions, maintenance of certain levels of net worth, and prescribed ratios of indebtedness to total capital and operating income plus depreciation and amortization to interest expense. At December 31, 2002, the Company was in compliance with these covenants.

The following table presents the Company's scheduled contractual cash obligations at December 31, 2002:

Contractual Obligations	Less Than 1 Year	1-4 Years	5 Years Or More	Total
		(in thousands)		
Long-term debt	$23,156	$706,429	$40,238	$769,823
Operating leases	75,542	23,493	12,394	111,429
	$98,698	$729,922	$52,632	$881,252

The Company expects on an ongoing basis, to be able to finance cash requirements, including capital expenditures, stock repurchases, debt service, operating leases and potential future acquisitions, from the funds generated from operations and amounts available under its existing credit facilities.

Pending Accounting Changes

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations". It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. SFAS 143 is effective for the Company in 2003 and the effect of adoption is not expected to be material.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3 ("EITF 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". The principal change resulting from this statement as compared to EITF 94-3 relates to more stringent requirements for the recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. This Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Based on a preliminary assessment of this new standard, the Company believes that SFAS 146 may impact the timing of the recognition of future restructuring activities, whereby liabilities associated with the elements of the restructuring plan may need to be recognized at various dates subsequent to the commitment date rather than at the commitment date, which is the Company's current practice.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. In addition, it clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The interpretation is effective on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002 and the Company has complied with these requirements. The Company is currently evaluating the impact of the application of this interpretation, but does not expect that FIN 45 will have a material impact on its financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FAS 123". This Statement amends Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The annual disclosure provisions of SFAS 148 are effective for annual periods ending after December 31, 2002 and the interim disclosure provisions are effective for the first interim period beginning after December 15, 2002. The Company has complied with these disclosure requirements and has elected not to adopt the fair value based accounting provisions of this new standard.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51". The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise should consolidate the variable interest entity (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a variable interest entity make additional disclosures. Certain disclosure requirements of FIN 46 are effective for financial statements issued after January 31, 2003. The remaining provisions of FIN 46 are effective immediately for all variable interest entities created after January 31, 2003 and are effective beginning in the first interim or annual reporting period beginning after June 15, 2003 for all variable interest entities created before February 1, 2003. The Company has determined that the application of this standard will not have a material impact on its financial statements.

Quantitative and Qualitative Disclosure about Market Risk

The information below provides information about the Company's market sensitive financial instruments and includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those expressed in the forward-looking statements. The Company's major market risk exposures are changing interest rates, movements in foreign currency exchange rates and potential price volatility of commodities used by the Company in its manufacturing processes. The Company's policy is to manage interest rates through the use of floating rate debt and interest rate swaps to adjust interest rate exposures when appropriate, based upon market conditions. A portion of the Company's borrowings are denominated in foreign currencies which exposes the Company to market risk associated with exchange rate movements. The Company's policy generally is to hedge major foreign currency exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions thereby minimizing the risk of credit loss. In order to limit the unanticipated earnings fluctuations from volatility in commodity prices, the Company selectively enters into commodity price swaps to convert variable raw material costs to fixed costs. The Company does not hold or issue derivative financial instruments for speculative or trading purposes. The Company is subject to other foreign exchange market risk exposure in addition to the risks on its financial instruments, such as possible impacts on its pricing and production costs, which are difficult to reasonably predict, and have therefore not been included in the table below. All items described are non-trading and are stated in U.S. dollars.

Financial Instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company believes the carrying amounts of cash and cash equivalents, accounts receivable (net of allowance for doubtful accounts), prepaid expenses and other current assets, accounts payable, accrued liabilities, income taxes payable and notes payable approximate fair value due to the short-term nature of these instruments. The Company estimates the fair value of its total long-term debt was $774.0 million versus its carrying value of $769.8 million as of December 31, 2002. The fair value

Management's Discussion and Analysis of Financial Condition and Results of Operations

approximated the carrying value since much of the Company's debt is variable rate and reflects current market rates. The fixed rate Eurobonds are effectively converted to variable rate as a result of an interest rate swap and the interest rates on revolving debt and commercial paper are variable and therefore the fair value of these instruments approximates their carrying values. The Company has fixed rate Swiss franc and Japanese yen denominated notes with estimated fair values that differ from their carrying values. At December 31, 2002, the fair value of these instruments was $235.6 million versus their carrying values of $231.4 million. The fair values differ from the carrying values due to lower market interest rates at December 31, 2002 versus the rates at issuance of the notes. The Company holds equity securities, classified as available-for-sale, within "Other noncurrent assets". The carrying value of these securities was $12.4 million which includes $7.9 million of unrealized losses which the Company deems to be temporary. In accordance with SFAS 115, the Company records the unrealized losses related to these securities within "Accumulated other comprehensive gain (loss)" until sold.

Derivative Financial Instruments

The Company employs derivative financial instruments to hedge certain anticipated transactions, firm commitments, or assets and liabilities denominated in foreign currencies. Additionally, the Company utilizes interest rate swaps to convert floating rate debt to fixed rate, fixed rate debt to floating rate, cross currency basis swaps to convert debt denominated in one currency to another currency and commodity swaps to fix its variable raw materials. The Company also holds stock warrants which are considered derivative financial instruments as defined under SFAS No. 133.

Foreign Exchange Risk Management The Company enters into forward foreign exchange contracts to selectively hedge assets and liabilities denominated in foreign currencies. Market value gains and losses are recognized in income currently and the resulting gains or losses offset foreign exchange gains or losses recognized on the foreign currency assets and liabilities hedged. Determination of hedge activity is based upon market conditions, the magnitude of the foreign currency assets and liabilities and perceived risks. The Company's significant contracts outstanding as of December 31, 2002 are summarized in the table that follows. These foreign exchange contracts generally have maturities of less than twelve months and counterparties to the transactions are typically large international financial institutions.

Interest Rate Risk Management The Company enters into interest rate swaps to convert floating rate debt to fixed rate, fixed rate debt to floating rate, and cross currency basis swaps to convert debt denominated in one currency to another currency. In July 1998, the Company entered into interest rate swap agreements with notional amounts totaling $80.0 million converting a portion of its variable rate financing to fixed rate debt. These U.S. dollar swaps were terminated in February 2001 at a cost of $1.2 million. In January 2000 and February 2001, the Company entered into interest rate swap agreements with notional amounts totaling 180 million Swiss francs converting a portion of the Company's variable rate financing to fixed rate debt. These agreements effectively convert the underlying debt's interest rate to an average fixed rate of 3.3% for an average period of 4 years. In February 2002, the Company entered into interest rate swap agreements with notional amounts totaling 12.6 billion Japanese yen converting a portion of its variable rate financing to fixed rate debt. These agreements effectively convert the underlying debt's interest rate to an average fixed rate of 1.6% for a term of ten years. As part of this transaction, the Company offset a portion of its Swiss franc swaps (115 million Swiss francs) by entering into reverse swap agreements with identical terms. In December 2001, the Company entered into a series of fixed to variable rate swaps to convert its fixed rate 5.75% coupon Eurobonds into variable debt, currently at 4.4%. Additionally, the Company entered into a series of freestanding Euro to U.S. dollar cross currency basis swaps to effectively convert the Eurobonds and related interest expense to U.S. dollars, currently at 2.8%. The fair value of these swap agreements is the estimated amount the Company would receive (pay) at the reporting date, taking into account the effective interest rates and foreign exchange rates. At December 31, 2002, the estimated net fair values of the swap agreements was $52.3 million.

Commodity Price Risk Management The Company selectively enters into commodity price swaps to effectively fix certain variable raw material costs. In November 2001, the Company entered into a commodity price swap agreement with notional amounts totaling 270,000 troy ounces of silver bullion throughout calendar year 2002. The average fixed rate of this agreement was $4.20 per troy ounce. In November, 2002, the Company entered into a commodity price swap agreement with notional amounts totaling 300,000 troy ounces of silver bullion to hedge forecasted purchases throughout calendar year 2003. The average fixed rate of this agreement is $4.65 per troy ounce. At December 31, 2002, the estimated fair value was $14,000.

As of December 31, 2002, the Company had leased $59.3 million of precious metals. Under this arrangement the Company leases fixed quantities of precious metals which are used in producing alloys and pays a lease rate (a percent of the value of the leased inventory) to the lessor. These precious metal leases are accounted for as operating leases and the lease fee is recorded in "Cost of products sold". The terms of the leases are less than one year and the average lease rate at December 31, 2002 was 2.5%. The Company's objective for using these operating lease arrangements to supply its precious metals needs is to free up working capital and to limit the Company's exposure to commodity price volatility.

	Expected Maturity Dates						December 31, 2002	
	2003	2004	2005	2006	2007	2008 and beyond	Carrying Value	Fair Value
				(dollars in thousands)				
Notes Payable and Current Portion of Long-term Debt:								
U.S. dollar denominated	$ 3,487	$ —	$ —	$ —	$ —	$ —	$ 3,487	$ 3,487
Average interest rate	2.48%						2.48%	
Australian dollar denominated	143	—	—	—	—	—	143	143
Average interest rate	8.75%						8.75%	
Denmark krone denominated	62	—	—	—	—	—	62	62
Average interest rate	6.50%						6.50%	
Euro denominated	138	—	—	—	—	—	138	138
Average interest rate	6.00%						6.00%	
Japanese yen denominated	720	—	—	—	—	—	720	720
Average interest rate	2.00%						2.00%	
	4,550	—	—	—	—	—	4,550	4,550
	2.76%						2.76%	
Long Term Debt:								
U.S. dollar denominated	—	154	22	—	—	—	176	176
Average interest rate		5.46%	5.64%				5.48%	
Swiss franc denominated	—	—	40,238	145,432	40,238	—	225,908	229,753
Average interest rate			4.49%	3.63%	4.49%		3.94%	
Japanese yen denominated	19,914	18,441	18,222	105,776	—	—	162,353	162,695
Average interest rate	1.26%	1.43%	1.41%	0.56%			0.84%	
Euro denominated	1,701	—	—	378,144	—	—	379,845	379,845
Average interest rate	5.99%			5.75%			5.75%	
Thai baht denominated	1,113	—	—	—	—	—	1,113	1,113
Average interest rate	2.75%						2.75%	
Chile peso denominated	428	—	—	—	—	—	428	428
Average interest rate	6.80%						6.80%	
	23,156	18,595	58,482	629,352	40,238	—	769,823	774,010
	1.78%	1.46%	3.53%	4.39%	4.49%		4.18%	
Foreign Exchange Forward Contracts:								
Forward purchase, 1.8 billion Japanese yen	14,606	—	—	—	—	—	596	596
Forward purchase, 30.8 million Swiss francs	21,916	—	—	—	—	—	311	311
Forward purchase, 7.3 million Canadian dollars	4,812	—	—	—	—	—	(97)	(97)
Forward sales, 3.2 million Euro	3,105	—	—	—	—	—	(54)	(54)
Interest Rate Swaps:								
Interest rate swaps — U.S. dollar, terminated 2/2001	(58)	(33)	(21)	—	—	—	(112)	(112)
Interest rate swaps — Japanese yen	—	—	—	—	—	105,777	(7,882)	(7,882)
Average interest rate						1.6%		
Interest rate swaps — Swiss francs	—	—	—	47,026	—	—	(2,861)	(2,861)
Average interest rate				3.4%				
Interest rate swaps — Euro	—	—	—	367,290	—	—	10,854	10,854
Average interest rate				4.4%				
Basis swap — Euro-U.S. Dollar	—	—	—	315,000	—	—	52,290	52,290
Average interest rate				2.8%				
Silver Swap — U.S. dollar	1,394	—	—	—	—	—	14	14

Management's Financial Responsibility

The management of DENTSPLY International Inc. is responsible for the preparation and integrity of the consolidated financial statements and all other information contained in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles and include amounts that are based on management's informed estimates and judgments.

In fulfilling its responsibility for the integrity of financial information, management has established a system of internal accounting controls supported by written policies and procedures. This provides reasonable assurance that assets are properly safeguarded and accounted for and that transactions are executed in accordance with management's authorization and recorded and reported properly.

The financial statements have been audited by our independent accountants, PricewaterhouseCoopers LLP, whose unqualified report is presented below. The independent accountants perform audits of the financial statements in accordance with generally accepted auditing standards, which includes consideration of the system of internal accounting controls to determine the nature, timing and extent of audit procedures to be performed.

The Audit and Information Technology Committee (the "Committee") of the Board of Directors, consisting solely of outside Directors, meets with the independent accountants with and without management to review and discuss the major audit findings, internal control matters and quality of financial reporting. The independent accountants also have access to the Committee to discuss auditing and financial reporting matters with or without management present.





John C. Miles II
Chairman and
Chief Executive Officer

Gerald K. Kunkle
President and
Chief Operating Officer

Bret W. Wise
Senior Vice President and
Chief Financial Officer

Report of Independent Accountants

To the Board of Directors and Stockholders of DENTSPLY International Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of DENTSPLY International Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 8 to the consolidated financial statements, on January 1, 2002 the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".



Philadelphia, PA
January 23, 2003

Consolidated Statements of Income

	Year Ended December 31,		
	2002	2001	2000
	(in thousands, except per share amounts)		
Net sales (Note 4)	**$1,513,742**	$1,132,968	$889,796
Cost of products sold	**780,843**	564,448	427,025
Gross profit	**732,899**	568,520	462,771
Selling, general and administrative expenses	**479,131**	387,402	301,405
Restructuring and other costs (income) (Note 14)	**(2,732)**	5,073	(56)
Operating income	**255,500**	176,045	161,422
Other income and expenses:			
Interest expense	**29,238**	19,358	7,659
Interest income	**(1,853)**	(1,102)	(862)
Other expense (income), net (Note 5)	**8,130**	(27,338)	2,829
Income before income taxes	**220,985**	185,127	151,796
Provision for income taxes (Note 12)	**73,033**	63,631	50,780
Net income	**$ 147,952**	$ 121,496	$101,016
Earnings per common share (Note 2):			
Basic	**$ 1.89**	$ 1.56	$ 1.30
Diluted	**1.85**	1.54	1.29
Cash dividends declared per common share	**$ 0.18400**	$ 0.18333	$0.17083
Weighted average common shares outstanding (Note 2):			
Basic	**78,180**	77,671	77,785
Diluted	**79,994**	78,975	78,560

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

	December 31,	
	2002	2001
	(in thousands)	
Assets		
Current Assets:		
Cash and cash equivalents	$ 25,652	$ 33,710
Accounts and notes receivable-trade, net (Note 1)	221,262	191,534
Inventories, net (Notes 1 and 6)	214,492	197,454
Prepaid expenses and other current assets	79,595	61,545
Total Current Assets	541,001	484,243
Property, plant and equipment, net (Notes 1 and 7)	313,178	240,890
Identifiable intangible assets, net (Notes 1 and 8)	236,009	248,890
Goodwill, net (Notes 1 and 8)	898,497	763,270
Other noncurrent assets	98,348	60,858
Total Assets	$2,087,033	$1,798,151
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 66,625	$ 69,904
Accrued liabilities (Note 9)	190,783	194,357
Income taxes payable	103,787	86,622
Notes payable and current portion of long-term debt (Note 10)	4,550	7,634
Total Current Liabilities	365,745	358,517
Long-term debt (Note 10)	769,823	723,524
Deferred income taxes	27,039	32,526
Other noncurrent liabilities	87,239	73,628
Total Liabilities	1,249,846	1,188,195
Minority interests in consolidated subsidiaries	1,259	437
Commitments and contingencies (Note 16)		
Stockholders' Equity:		
Preferred stock, $.01 par value; .25 million shares authorized; no shares issued	—	—
Common stock, $.01 par value; 200 million shares authorized; 81.4 million shares issued at December 31, 2002 and December 31, 2001	814	814
Capital in excess of par value	156,898	152,916
Retained earnings	730,971	597,414
Accumulated other comprehensive gain (loss)	1,624	(77,388)
Unearned ESOP compensation	(1,899)	(3,419)
Treasury stock, at cost, 3.0 million shares at December 31, 2002 and 3.5 million shares at December 31, 2001	(52,480)	(60,818)
Total Stockholders' Equity	835,928	609,519
Total Liabilities and Stockholders' Equity	$2,087,033	$1,798,151

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)	Unearned ESOP Compensation	Treasury Stock	Total Stockholders' Equity
				(in thousands)			
Balance at December 31, 1999	$543	$151,509	$402,408	$(43,209)	$(6,458)	$(35,921)	$468,872
Comprehensive Income:							
Net income	—	—	101,016	—	—	—	101,016
Other comprehensive loss, net of tax:							
Foreign currency translation adjustment	—	—	—	(5,416)	—	—	(5,416)
Minimum pension liability adjustment	—	—	—	(671)	—	—	(671)
Comprehensive Income							94,929
Exercise of stock options	—	(583)	—	—	—	8,008	7,425
Tax benefit from stock options exercised	—	973	—	—	—	—	973
Repurchase of common stock, at cost	—	—	—	—	—	(40,092)	(40,092)
Cash dividends ($0.17083 per share)	—	—	(13,257)	—	—	—	(13,257)
Decrease in unearned ESOP compensation	—	—	—	—	1,520	—	1,520
Balance at December 31, 2000	543	151,899	490,167	(49,296)	(4,938)	(68,005)	520,370
Comprehensive Income:							
Net income	—	—	121,496	—	—	—	121,496
Other comprehensive loss, net of tax:							
Foreign currency translation adjustment	—	—	—	(26,566)	—	—	(26,566)
Cumulative effect of change in accounting principle for derivative and hedging activities (SFAS 133)	—	—	—	(503)	—	—	(503)
Net loss on derivative financial instruments	—	—	—	(810)	—	—	(810)
Minimum pension liability adjustment	—	—	—	(213)	—	—	(213)
Comprehensive Income							93,404
Exercise of stock options	—	(45)	—	—	—	8,062	8,017
Tax benefit from stock options exercised	—	1,333	—	—	—	—	1,333
Repurchase of common stock, at cost	—	—	—	—	—	(875)	(875)
Cash dividends ($0.18333 per share)	—	—	(14,249)	—	—	—	(14,249)
Decrease in unearned ESOP compensation	—	—	—	—	1,519	—	1,519
Three-for-two common stock split	271	(271)	—	—	—	—	—
Balance at December 31, 2001	814	152,916	597,414	(77,388)	(3,419)	(60,818)	609,519
Comprehensive Income:							
Net income	—	—	**147,952**	—	—	—	**147,952**
Other comprehensive income (loss), net of tax:							
Foreign currency translation adjustment	—	—	—	**88,739**	—	—	**88,739**
Unrealized loss on available-for-sale securities	—	—	—	**(4,854)**	—	—	**(4,854)**
Net loss on derivative financial instruments	—	—	—	**(4,670)**	—	—	**(4,670)**
Minimum pension liability adjustment	—	—	—	**(203)**	—	—	**(203)**
Comprehensive Income							**226,964**
Exercise of stock options	—	**715**	—	—	—	**8,338**	**9,053**
Tax benefit from stock options exercised	—	**3,320**	—	—	—	—	**3,320**
Cash dividends ($0.184 per share)	—	—	**(14,395)**	—	—	—	**(14,395)**
Decrease in unearned ESOP compensation	—	—	—	—	**1,520**	—	**1,520**
Fractional share payouts	—	**(53)**	—	—	—	—	**(53)**
Balance at December 31, 2002	**$814**	**$156,898**	**$730,971**	**$ 1,624**	**$(1,899)**	**$(52,480)**	**$835,928**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Cash flows from operating activities:			
Net income	$ 147,952	$ 121,496	$ 101,016
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	34,032	25,219	22,024
Amortization	9,827	29,115	19,335
Deferred income taxes	(6,019)	6,451	4,249
Restructuring and other (income) costs	(2,732)	5,073	(56)
Other non-cash costs (income)	9,281	(3,849)	815
Gain on sale of business	—	(23,121)	—
Loss on disposal of property, plant and equipment	1,703	54	482
Non-cash ESOP compensation	1,520	1,519	1,520
Changes in operating assets and liabilities, net of acquisitions and divestitures:			
Accounts and notes receivable-trade, net	(13,946)	(3,709)	(9,218)
Inventories, net	(8,940)	14,763	(1,216)
Prepaid expenses and other current assets	(1,515)	47	(1,526)
Accounts payable	(7,275)	9,180	1,492
Accrued liabilities	(12,732)	28,704	7,018
Income taxes	17,833	4,295	(834)
Other, net	3,994	(4,169)	521
Net cash provided by operating activities	172,983	211,068	145,622
Cash flows from investing activities:			
Acquisitions of businesses, net of cash acquired	(49,805)	(812,523)	(14,995)
Expenditures for identifiable intangible assets	(3,309)	(4,265)	(1,423)
Proceeds from bulk sale of precious metals inventory	6,754	41,814	—
Insurance proceeds received for fire-destroyed equipment	2,535	8,980	—
Redemption of preferred stock	15,000	—	—
Proceeds from sale of property, plant and equipment	1,777	645	215
Capital expenditures	(57,454)	(49,337)	(28,425)
Net cash used in investing activities	(84,502)	(814,686)	(44,628)
Cash flows from financing activities:			
Proceeds from long-term borrowings, net of deferred financing costs	100,244	1,435,175	114,341
Payments on long-term borrowings	(190,589)	(819,186)	(149,390)
(Decrease) increase in short-term borrowings	(3,666)	7,511	(18,389)
Proceeds from exercise of stock options and warrants	9,053	8,017	7,425
Cash paid for treasury stock	—	(875)	(40,092)
Cash dividends paid	(14,358)	(14,228)	(13,004)
Proceeds from the termination of a pension plan	—	8,486	—
Fractional share payout	(53)	—	—
Net cash (used in) provided by financing activities	(99,369)	624,900	(99,109)
Effect of exchange rate changes on cash and cash equivalents	2,830	(3,005)	2,130
Net (decrease) increase in cash and cash equivalents	(8,058)	18,277	4,015
Cash and cash equivalents at beginning of period	33,710	15,433	11,418
Cash and cash equivalents at end of period	$ 25,652	$ 33,710	$ 15,433

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Supplemental disclosures of cash flow information:			
Interest paid	**$25,545**	$15,967	$ 7,434
Income taxes paid	**55,913**	47,215	39,064
Supplemental disclosures of non-cash transactions:			
Receipt of convertible preferred stock in connection with the sale of a business	—	32,000	—
Receipt of common stock and stock warrants in exchange for convertible preferred stock	**18,582**	—	—

The Company assumed liabilities in conjunction with the following acquisitions:

	Date Acquired	Fair Value of Assets Acquired	Cash Paid for Assets or Capital Stock	Liabilities Assumed
			(in thousands)	
Austenal, Inc.	January 2002	$ 35,330	$ 21,065	$ 14,265
Degussa Dental Group	October 2001	665,531	519,191	146,340
CeraMed Dental (remaining 49%)	July 2001	20,000	20,000	—
Tulsa Dental Products (earn-out payment)	May 2001	84,627	84,627	—
Dental injectible anesthetic assets of AstraZeneca	March 2001	130,469	119,347	11,122
Friadent GmbH	January 2001	128,356	97,749	30,607
Aggregate 2000 acquisitions	Various 2000	16,665	16,227	438

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies

Description of Business

DENTSPLY designs, develops, manufactures and markets a broad range of products for the dental market. The Company believes that it is the world's leading manufacturer and distributor of dental prosthetics, precious metal dental alloys, dental ceramics, endodontic instruments and materials, prophylaxis paste, dental sealants, ultrasonic scalers and crown and bridge materials; the leading United States manufacturer and distributor of dental x-ray equipment, dental handpieces, intraoral cameras, dental x-ray film holders, film mounts and bone substitute/grafting materials; and a leading worldwide manufacturer or distributor of dental injectible anesthetics, impression materials, orthodontic appliances, dental cutting instruments and dental implants. The Company distributes its dental products in over 120 countries under some of the most well established brand names in the industry.

DENTSPLY is committed to the development of innovative, high-quality, cost-effective new products for the dental market.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates, if different assumptions are made or if different conditions exist.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts and Notes Receivable-Trade

The Company sells dental equipment and supplies primarily through a worldwide network of distributors, although certain product lines are sold directly to the end user. For customers on credit terms, the Company performs ongoing credit evaluation of those customers' financial condition and generally does not require collateral from them. The Company establishes allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Accounts and notes receivable-trade are stated net of these allowances which were $18.5 million and $12.6 million at December 31, 2002 and 2001, respectively. Certain of the Company's larger distributors are offered cash rebates based on targeted sales increases. The Company records an accrual based on its projected cash rebate obligations.

Inventories

Inventories are stated at the lower of cost or market. At December 31, 2002 and 2001, the cost of $13.0 million, or 6%, and $23.6 million, or 12%, respectively, of inventories was determined by the last-in, first-out ("LIFO") method. The cost of other inventories was determined by the first-in, first-out ("FIFO") or average cost methods. The Company establishes reserves for inventory estimated to be obsolete or unmarketable equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand and market conditions.

If the FIFO method had been used to determine the cost of LIFO inventories, the amounts at which net inventories are stated would be higher than reported at December 31, 2002 and December 31, 2001 by $0.8 million and $2.3 million, respectively.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Except for leasehold improvements, depreciation for financial reporting purposes is computed by the straight-line method over the following estimated useful lives: buildings — generally 40 years and machinery and equipment — 4 to 15 years. The cost of leasehold improvements is amortized over the shorter of the estimated useful life or the term of the lease. Maintenance and repairs are charged to operations; replacements and major improvements are capitalized. These assets are reviewed for impairment whenever events or circumstances provide evidence that suggest that the carrying amount of the asset may not be recoverable. Impairment is based upon an evaluation of the identifiable undiscounted cash flows. If impaired, the resulting charge reflects the excess of the asset's carrying cost over its fair value.

Identifiable Finite-lived Intangible Assets

Identifiable finite-lived intangible assets, which primarily consist of patents, trademarks and licensing agreements, are amortized on a straight-line basis over their estimated useful lives, ranging from 5 to 40 years. These assets are reviewed for impairment whenever events or circumstances provide evidence that suggest that the carrying amount of the asset may not be recoverable. Impairment is based upon an evaluation of the identifiable undiscounted cash flows. If impaired, the resulting charge reflects the excess of the asset's carrying cost over its fair value.

Notes to Consolidated Financial Statements

Goodwill and Indefinite-Lived Intangible Assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". This statement requires that the amortization of goodwill and indefinite-lived intangible assets be discontinued and instead an annual impairment approach be applied. The Company performed the transitional impairment tests upon adoption and the annual impairment tests during 2002, as required, and no impairment was identified. These impairment tests are based upon a fair value approach rather than an evaluation of the undiscounted cash flows. If impairment is identified under SFAS 142, the resulting charge is determined by recalculating goodwill through a hypothetical purchase price allocation of the fair value and reducing the current carrying value to the extent it exceeds the recalculated goodwill. If impairment is identified on indefinite-lived intangibles, the resulting charge reflects the excess of the asset's carrying cost over its fair value.

Derivative Financial Instruments

The Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", on January 1, 2001. This standard, as amended by SFAS 138, requires that all derivative instruments be recorded on the balance sheet at their fair value and that changes in fair value be recorded each period in current earnings or comprehensive income.

The Company employs derivative financial instruments to hedge certain anticipated transactions, firm commitments, or assets and liabilities denominated in foreign currencies. Additionally, the Company utilizes interest rate swaps to convert floating rate debt to fixed rate, fixed rate debt to floating rate, cross currency basis swaps to convert debt denominated in one currency to another currency and commodity swaps to fix its variable raw materials. The Company also holds stock warrants which are considered derivative financial instruments as defined under SFAS No. 133.

Litigation

The Company and its subsidiaries are from time to time parties to lawsuits arising out of their respective operations. The Company records liabilities when a loss is probable and can be reasonably estimated. These estimates are based on an analysis made by internal and external legal counsel which considers information known at the time.

Foreign Currency Translation

The functional currency for foreign operations, except for those in highly inflationary economies, has been determined to be the local currency.

Assets and liabilities of foreign subsidiaries are translated at exchange rates on the balance sheet date; revenue and expenses are translated at the average year-to-date rates of exchange. The effects of these translation adjustments are reported in a separate component of stockholders' equity.

Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and translation adjustments in countries with highly inflationary economies are included in income. Exchange losses of $3.5 million in 2002 and $2.7 million in 2000 and exchange gains of $1.2 million in 2001 are included in "Other expense (income), net".

Revenue Recognition

Revenue, net of related discounts and allowances, is recognized when product is shipped and risk of loss has transferred to the customer. Net sales includes shipping and handling costs collected from customers in connection with the sale.

A significant portion of the Company's net sales is comprised of sales of precious metals generated through its precious metal alloy product offerings. The precious metal content of sales was $187.1 million and $50.6 million for 2002 and 2001, respectively. There were no sales of precious metals in 2000.

Warranties

The Company provides warranties on certain equipment products. Estimated warranty costs are accrued when sales are made to customers. Estimates for warranty costs are based primarily on historical warranty claim experience.

Research and Development Costs

Research and development ("R&D") costs relate primarily to internal costs for salaries and direct overhead costs. In addition, the Company sometimes contracts with outside vendors to conduct R&D activities. All such R&D costs are charged to expense when incurred. The Company capitalizes the costs of equipment that has general R&D uses and expenses such equipment that is solely for specific R&D projects. The depreciation related to this capitalized equipment is included in the Company's R&D costs. R&D costs are included in "Selling, general and administrative expenses" and amounted to approximately $41.6 million, $28.3 million and $20.4 million for 2002, 2001 and 2000, respectively.

Income Taxes

Income taxes are determined in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between financial statements and tax bases of liabilities and assets using enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS 109 also provides for the recognition of deferred tax assets if it is more likely than not that the assets will be realized in future years. A valuation allowance has been established for deferred tax assets for which realization is not likely.

Earnings Per Share

Basic earnings per share is calculated by dividing net earnings by the weighted average number of shares outstanding for the period. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of shares outstanding for the period, adjusted for the effect of an assumed exercise of all dilutive options outstanding at the end of the period.

Notes to Consolidated Financial Statements

Stock Compensation

The Company has stock-based employee compensation plans which are described more fully in Note 11. The Company applies the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for stock compensation plans. Under this method, no compensation expense is recognized for fixed stock option plans, provided that the exercise price is greater than or equal to the price of the stock at the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

	Year Ended December 31,		
	2002	2001	2000
	(in thousands, except per share amounts)		
Net income as reported	**$147,952**	$121,496	$101,016
Deduct: Stock-based employee compensation expense determined under fair value method, net of related tax	**(9,576)**	(6,137)	(4,614)
Pro forma net income	**$138,376**	$115,359	$ 96,402
Basic earnings per common share			
As reported	**$ 1.89**	$ 1.56	$ 1.30
Pro forma under fair value based method	**$ 1.77**	$ 1.49	$ 1.24
Diluted earnings per common share			
As reported	**$ 1.85**	$ 1.54	$ 1.29
Pro forma under fair value based method	**$ 1.73**	$ 1.46	$ 1.23

Other Comprehensive Income (Loss)

Other comprehensive income (loss) includes foreign currency translation adjustments related to the Company's foreign subsidiaries, net of the related changes in certain financial instruments hedging these foreign currency investments. In addition, changes in the fair value of the Company's available-for-sale investment securities and certain derivative financial instruments and changes in its minimum pension liability are recorded in other comprehensive income (loss). These adjustments are recorded in other comprehensive income (loss) net of any related tax effects. For the years ended 2002 and 2000 these adjustments were net of tax benefits of $32.9 million and $1.1 million, respectively. For the year ended 2001, these adjustments were net of tax liabilities of $5.6 million.

The balances included in accumulated other comprehensive gain (loss) in the consolidated balance sheets are as follows:

	December 31,	
	2002	2001
	(in thousands)	
Foreign currency translation adjustments	**$13,548**	$ (75,191)
Net loss on derivative financial instruments	**(5,983)**	(1,313)
Unrealized loss on available-for-sale securities	**(4,854)**	—
Minimum pension liability	**(1,087)**	(884)
	$ 1,624	$ (77,388)

Reclassifications

Certain reclassifications have been made to prior years' data in order to conform to the current year presentation.

Pending Accounting Changes

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations". It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. SFAS 143 is effective for the Company in 2003 and the effect of adoption is not expected to be material.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3 ("EITF 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". The principal change resulting from this statement as compared to EITF 94-3 relates to more stringent requirements for the recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. This Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Based on a preliminary assessment of this new standard, the Company believes that SFAS 146 may impact the timing of the recognition of future restructuring activities, whereby liabilities associated with the elements of the restructuring plan may need to be recognized at various dates subsequent to the commitment date rather than at the commitment date, which is the Company's current practice.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. In addition, it clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The interpretation is effective on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002 and the Company has complied with these requirements. The Company is currently evaluating the impact of the application of this interpretation, but does not expect that FIN 45 will have a material impact on its financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FAS 123". This Statement amends Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The annual disclosure provisions of SFAS 148 are effective for annual periods ending after December 31, 2002 and the interim disclosure provisions are effective for the first interim period beginning after December 15, 2002. The Company has complied with these disclosure requirements and has elected not to adopt the fair value based accounting provisions of this new standard.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51". The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise should consolidate the variable interest entity (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a variable interest entity make additional disclosures. Certain disclosure requirements of FIN 46 are effective for financial statements issued after January 31, 2003. The remaining provisions of FIN 46 are effective immediately for all variable interest entities created after January 31, 2003 and are effective beginning in the first interim or annual reporting period beginning after June 15, 2003 for all variable interest entities created before February 1, 2003. The Company has determined that the application of this standard will not have a material impact on its financial statements.

Note 2 - Earnings Per Common Share

The following table sets forth the computation of basic and diluted earnings per common share:

	Income (Numerator)	Shares (Denominator)	Per Share Amount
		(in thousands, except per share amounts)	
Year Ended December 31, 2002			
Basic EPS	**$147,952**	**78,180**	**$1.89**
Incremental shares from assumed exercise of dilutive options	**—**	**1,814**	
Diluted EPS	**$147,952**	**79,994**	**$1.85**
Year Ended December 31, 2001			
Basic EPS	$121,496	77,671	$1.56
Incremental shares from assumed exercise of dilutive options	—	1,304	
Diluted EPS	$121,496	78,975	$1.54
Year Ended December 31, 2000			
Basic EPS	$101,016	77,785	$1.30
Incremental shares from assumed exercise of dilutive options	—	775	
Diluted EPS	$101,016	78,560	$1.29

Options to purchase 0.1 million and 1.4 million shares of common stock that were outstanding during the years ended 2002 and 2000, respectively, were not included in the computation of diluted earnings per share since the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

Notes to Consolidated Financial Statements

Note 3 - Business Acquisitions and Divestitures

Acquisitions

All acquisitions completed in 2002, 2001 and 2000 were accounted for under the purchase method of accounting; accordingly, the results of the operations acquired are included in the accompanying financial statements for periods subsequent to the respective dates of the acquisitions. The purchase prices were allocated on the basis of estimates of the fair values of assets acquired and liabilities assumed.

In January 2002, the Company acquired the partial denture business of Austenal Inc. ("Austenal") in a cash transaction valued at approximately $21.1 million, including debt assumed. Previously headquartered in Chicago, Illinois, Austenal manufactured dental laboratory products and was the world leader in the manufacture and sale of systems used by dental laboratories to fabricate partial dentures. The purchase price plus direct acquisition costs have been allocated on the basis of estimated fair values at the dates of acquisition, pending final determination of the fair value of certain acquired assets and liabilities. The preliminary purchase price allocation for Austenal is as follows (in thousands):

Current assets	$ 6,896
Property, plant and equipment	999
Identifiable intangible assets and goodwill	22,838
Other long-term assets	4,597
Current liabilities	(13,193)
Other long-term liabilities	(1,072)
	$ 21,065

Pro forma financial information has not been presented for Austenal since its effect would not be significant.

In October 2001, the Company completed the acquisition of Degussa Dental Group ("Degussa Dental"), a unit of Degussa AG, pursuant to the May 2001 Sale and Purchase Agreement. The preliminary purchase price for Degussa Dental was 548 million Euros or $503 million, which was paid at closing. The preliminary purchase price was subject to increase or decrease, based on certain working capital levels of Degussa Dental as of October 1, 2001. In June 2002, the Company made a partial payment of 12.1 million Euros, or $11.4 million, as a closing balance sheet adjustment. An additional closing balance sheet adjustment is subject to a dispute between the parties and is in arbitration. The Company may be required to pay up to $10 million for the final closing balance sheet adjustment depending upon the outcome of the arbitration. Any payments would result in additional purchase price. Previously headquartered in Hanau-Wolfgang, Germany, Degussa Dental manufactured and sold dental products, including precious metal alloys, ceramics and dental laboratory equipment, and chairside products.

In January 2001, the Company agreed to acquire the dental injectible anesthetic assets of AstraZeneca ("AZ Assets"), including permanent, exclusive and royalty-free licensing rights to the dental products and tradenames, for $136.5 million and royalties on future sales of a new anesthetic product for scaling and root planing, Oraqix(TM) ("Oraqix"), that was in Stage III clinical trials at the time of the agreement. The $136.5 million purchase price is composed of the following: an initial $96.5 million payment which was made at closing in March 2001; a $20 million contingency payment (including related accrued interest) associated with the first year sales of injectible dental anesthetic which was paid during the first quarter of 2002; a $2.0 million payment upon submission of a New Drug Application ("NDA") in the U.S. and a Marketing Authorization Application ("MAA") in Europe for the Oraqix product under development; payments of $6.0 million and $2.0 million upon the approval of the NDA and MAA, respectively, for licensing rights; and a $10.0 million prepaid royalty payment upon approval of both applications. Under the terms of the agreement, the $2.0 million payment related to the application filings was accrued during the fourth quarter of 2001 and was paid during the first quarter of 2002. Because the Oraqix product had not received regulatory approvals for its use, this payment was considered to be research and development costs and was expensed as incurred. The Company expects that the regulatory applications will be approved during 2003, and as a result, it expects to make the remaining payments of $18.0 million during the year. These payments will be capitalized and amortized over the term of the licensing agreement.

In January 2001, the Company acquired the outstanding shares of Friadent GmbH ("Friadent") for 220 million German marks or $106 million ($105 million, net of cash acquired). During the first quarter of 2002, the Company received cash of 16.5 million German marks or approximately $7.3 million, representing a final balance sheet adjustment. As a result of this closing balance sheet adjustment, goodwill was reduced by approximately $7.3 million. Previously headquartered in Mannheim, Germany, Friadent was a major global dental implant manufacturer and marketer with subsidiaries in Germany, France, Denmark, Sweden, the United States, Switzerland, Brazil, and Belgium.

Notes to Consolidated Financial Statements

The respective purchase prices plus direct acquisition costs for Degussa Dental, Friadent and the AZ Assets have been allocated on the basis of estimated fair values at the dates of acquisition. The purchase price allocations for these acquisitions are as follows:

	Degussa Dental	Friadent	AZ Assets
		(in thousands)	
Current assets	$ 166,124	$ 16,244	$ —
Property, plant and equipment	71,641	4,184	878
Identifiable intangible assets and goodwill	413,725	104,484	129,591
Other long-term assets	14,041	3,444	—
Current liabilities	(104,642)	(27,553)	(11,122)
Other long-term liabilities	(41,698)	(3,054)	—
	$ 519,191	$ 97,749	$119,347

In August 1996, the Company purchased a 51% interest in CeraMed Dental ("CeraMed") for $5 million with the right to acquire the remaining 49% interest. In March 2001, the Company entered into an agreement for an early buy out of the remaining 49% interest in CeraMed at a cost of $20 million, which was made in July 2001, with a potential contingent consideration ("earn-out") provision capped at $5 million. The earn-out was based on future sales of CeraMed products during the August 1, 2001 to July 31, 2002 time frame, with any additional pay out due on September 30, 2002. The Company was not required to make a payment under this earn-out provision.

Certain assets of Tulsa Dental Products LLC were purchased in January 1996 for $75.1 million, plus $5.0 million paid in May 1999 related to earn-out provisions in the purchase agreement based on performance of the acquired business. The purchase agreement provided for an additional earn-out payment based upon the operating performance of the Tulsa Dental business for one of the three two-year periods ending December 31, 2000, December 31, 2001 or December 31, 2002, as selected by the seller. The seller chose the two-year period ended December 31, 2000 and the final earn-out payment of $84.6 million was made in May 2001 resulting in an increase in goodwill.

During 2000, the Company completed five acquisitions with an aggregate purchase price of $16.7 million.

Divestitures

In March 2001, the Company sold InfoSoft, LLC to PracticeWorks Inc. ("PracticeWorks"). InfoSoft, LLC was the wholly owned subsidiary of the Company, that developed and sold software and related products for dental practice management. In the transaction, the Company received 6.5% convertible preferred stock in PracticeWorks, with a fair value of $32 million. This sale resulted in a $23.1 million pretax gain which was included in "Other expense (income), net". The Company recorded this preferred stock investment and subsequent accrued dividends to "Other noncurrent assets".

In June 2002, the Company completed a transaction with PracticeWorks to exchange the accumulated balance of this preferred stock investment for a combination of $15.0 million of cash, 1.0 million shares of PracticeWorks' common stock valued at $15.0 million and 450,000 seven-year term stock warrants issued by PracticeWorks, valued at $3.6 million, based on the Black-Scholes option pricing model. The transaction resulted in a loss to the Company of $1.1 million, which is included in "Other expense (income), net". The exchange provided the Company with immediate cash, as well as, improved liquidity on its investment in PracticeWorks, while also providing additional market appreciation potential if PracticeWorks' business and stock price perform positively. As a result of the transaction, the Company no longer receives preferred stock dividends. The common stock has been classified as available-for-sale and any fair value adjustments to this investment are reflected in "Accumulated other comprehensive gain (loss)" until sold. The warrants are classified as derivative financial instruments as defined under SFAS No. 133 and any fair value adjustments in these holdings are reflected in current income each quarter. For the year ended December 31, 2002, the unrealized loss on the stock warrants was $2.5 million. These unrealized losses were included in "Other expense (income), net".

Note 4 - Segment and Geographic Information

The Company follows Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for disclosing information about reportable segments in financial statements. The Company has numerous operating businesses covering a wide range of products and geographic regions, primarily serving the professional dental market. Professional dental products represented approximately 98%, 97% and 95% of sales in 2002, 2001 and 2000, respectively. Accordingly, all operating businesses are aggregated into one reportable segment for purposes of SFAS 131.

The Company's operations are structured to achieve consolidated objectives. As a result, significant interdependencies exist among the Company's operations in different geographic areas. Intercompany sales of manufacturing materials between areas are at prices which, in general, provide a reasonable profit after coverage of all manufacturing costs. Intercompany sales of finished goods are at prices intended to provide a reasonable profit for purchasing locations after coverage of marketing and general and administrative costs.

The following table sets forth information about the Company's operations in different geographic areas for 2002, 2001 and 2000. Net sales reported below represents revenues for shipments made by operating businesses located in the country or territory identified, including export sales. Assets reported represent those held by the operating businesses located in the respective geographic regions.

Notes to Consolidated Financial Statements

	United States	Germany	Other Foreign	Consolidated
			(in thousands)	
2002				
Net sales	**$738,831**	**$333,691**	**$441,220**	**$1,513,742**
Long-lived assets	**186,674**	**100,744**	**114,780**	**402,198**
2001				
Net sales	$627,480	$160,347	$345,141	$1,132,968
Long-lived assets	138,380	66,756	91,584	296,720
2000				
Net sales	$560,692	$ 57,989	$271,115	$ 889,796
Long-lived assets	87,314	42,049	66,519	195,882

The following table presents sales information by product category:

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Consumables and small equipment	**$1,390,522**	$1,016,062	$769,740
Heavy equipment	**90,231**	81,913	76,374
Non-dental	**32,989**	34,993	43,682
	$1,513,742	$1,132,968	$889,796

Third party export sales from the United States are less than ten percent of consolidated net sales. No customers accounted for more than ten percent of consolidated net sales in 2002. In 2001, one customer, a distributor, accounted for 11% of consolidated net sales. In 2000, two customers, both distributors, accounted for 14% and 10% of consolidated net sales.

Note 5 - Other Expense (Income)

Other expense (income), net consists of the following:

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Foreign exchange transaction losses (gains)	**$3,489**	$ (1,177)	$2,695
Gain on sale of InfoSoft, LLC	**—**	(23,121)	—
Unrealized losses on stock warrants	**2,471**	—	—
Preferred stock dividend income	**(929)**	(1,710)	—
Loss on preferred stock conversion	**1,056**	—	—
Minority interests	**364**	(1,265)	(215)
Other	**1,679**	(65)	349
	$8,130	$(27,338)	$2,829

Note 6 - Inventories

Inventories consist of the following:

	December 31, 2002	2001
	(in thousands)	
Finished goods	**$134,989**	$119,030
Work-in-process	**39,065**	35,539
Raw materials and supplies	**40,438**	42,885
	$214,492	$197,454

Note 7 - Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31, 2002	2001
	(in thousands)	
Assets, at cost:		
Land	**$ 34,746**	$ 19,752
Buildings and improvements	**160,566**	114,202
Machinery and equipment	**274,915**	238,157
Construction in progress	**28,368**	20,566
	498,595	392,677
Less: Accumulated depreciation	**185,417**	151,787
	$313,178	$240,890

Note 8 - Goodwill and Intangible Assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". This statement requires that the amortization of goodwill and indefinite-lived intangible assets be discontinued and instead an annual impairment test approach be applied. The impairment tests are required to be performed transitionally upon adoption and annually thereafter (or more often if adverse events occur) and are based upon a fair value approach rather than an evaluation of the undiscounted cash flows. If goodwill impairment is identified, the resulting charge is determined by recalculating goodwill through a hypothetical purchase price allocation of the fair value and reducing the current carrying value to the extent it exceeds the recalculated goodwill. If impairment is identified on indefinite-lived intangibles, the resulting charge reflects the excess of the asset's carrying cost over its fair value. Other intangible assets with finite lives will continue to be amortized over their useful lives. The Company performed the transitional impairment tests and the annual impairment tests during 2002, as required by SFAS 142, and no impairment was identified. In addition, as part of the adoption of the standard, the Company assessed and identified intangible assets which were deemed indefinite-lived.

Notes to Consolidated Financial Statements

In accordance with SFAS 142, prior period amounts have not been restated. The following table presents prior year reported amounts adjusted to eliminate the amortization of goodwill and indefinite-lived intangible assets.

	Year Ended December 31,		
	2002	2001	2000
	(in thousands, except per share amounts)		
Reported net income	**$147,952**	$121,496	$101,016
Add: amortization adjustment, net of related tax	**—**	13,963	8,319
Adjusted net income	**$147,952**	$135,459	$109,335
Reported basic earnings per share	**$ 1.89**	$ 1.56	$ 1.30
Add: amortization adjustment	**—**	0.18	0.11
Adjusted basic earnings per share	**$ 1.89**	$ 1.74	$ 1.41
Reported diluted earnings per share	**$ 1.85**	$ 1.54	$ 1.29
Add: amortization adjustment	**—**	0.18	0.11
Adjusted diluted earnings per share	**$ 1.85**	$ 1.72	$ 1.40

The table below presents the net carrying values of goodwill and identifiable intangible assets. The indefinite-lived intangible assets were designated as such as of January 1, 2002; however, the Company has shown the value of these assets at December 31, 2001 for comparative purposes.

	December 31,	
	2002	2001
	(in thousands)	
Goodwill	**$898,497**	$763,270
Indefinite-lived identifiable intangible assets:		
Trademarks	**$ 4,080**	$ 4,080
Licensing agreements	**149,254**	118,979
Finite-lived identifiable intangible assets	**82,675**	125,831
Total identifiable intangible assets	**$236,009**	$248,890

A reconciliation of changes in the Company's goodwill is as follows:

	December 31,	
	2002	2001
	(in thousands)	
Balance, beginning of the year	**$763,270**	$264,023
Acquisition activity	**68,201**	545,239
Divestitures	**—**	(5,948)
Impairment charges	**—**	—
Amortization	**—**	(15,423)
Effects of exchange rate changes	**67,026**	(24,621)
Balance, end of the year	**$898,497**	$763,270

The change in the net carrying value of goodwill was primarily related to the goodwill associated with the acquisition of Austenal purchased in January 2002, purchase price adjustments related to the Degussa Dental acquisition, the closing balance sheet adjustment received in the Friadent acquisition (see Note 3) and foreign currency translation adjustments. The increase in indefinite-lived licensing agreements was due to final purchase price adjustments related to the AZ Asset acquisition and foreign currency translation adjustments. These intangible assets relate to the royalty-free licensing rights to AstraZeneca's dental products and tradenames. The change in finite-lived identifiable intangible assets was due primarily to the finalization of the valuations of the intangible assets acquired in the Degussa Dental acquisition which were previously based on estimates and foreign currency translation adjustments.

Finite-lived identifiable intangible assets consist of the following:

	December 31, 2002			December 31, 2001		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
			(in thousands)			
Patents	**$ 53,902**	**$(30,015)**	**$23,887**	$ 64,514	$(27,866)	$ 36,648
Trademarks	**37,145**	**(6,608)**	**30,537**	59,610	(5,630)	53,980
Licensing agreements	**23,730**	**(6,411)**	**17,319**	29,405	(14,877)	14,528
Other	**26,151**	**(15,219)**	**10,932**	44,961	(24,286)	20,675
	$140,928	**$(58,253)**	**$82,675**	$198,490	$(72,659)	$125,831

Amortization expense for goodwill and indefinite-lived intangible assets for 2001 and 2000 was $17.8 million and $10.2 million, respectively. Amortization expense for finite-lived identifiable intangible assets for 2002, 2001 and 2000 was $9.8 million, $11.3 million and $9.1 million, respectively. The annual estimated amortization expense related to these intangible assets for each of the five succeeding fiscal years is $9.8 million, $8.7 million, $7.5 million, $6.8 million and $5.9 million for 2003, 2004, 2005, 2006 and 2007, respectively.

Note 9 - Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,	
	2002	2001
	(in thousands)	
Payroll, commissions, bonuses and other cash compensation	**$ 44,490**	$ 39,139
Employee benefits	**13,181**	15,458
General insurance	**14,965**	13,886
Sales and marketing programs	**19,401**	21,533
Restructuring and other costs	**18,043**	24,497
Earn-out related to the AZ Assets purchase	**—**	20,622
Warranty liabilities	**8,576**	7,951
Other	**72,127**	51,271
	$190,783	$194,357

A reconciliation of changes in the Company's warranty liability for 2002 is as follows:

	Warranty Liability December 31, 2002
	(in thousands)
Balance, beginning of the year	$ 7,951
Accruals for warranties issued during the year	5,381
Accruals related to pre-existing warranties	(1,654)
Warranty settlements made during the year	(3,705)
Effects of exchange rate changes	603
Balance, end of the year	$ 8,576

Notes to Consolidated Financial Statements

Note 10 - Financing Arrangements

Short-Term Borrowings

Short-term bank borrowings amounted to $3.2 million and $3.5 million at December 31, 2002 and 2001, respectively. The weighted average interest rates of these borrowings were 2.5% and 3.3% at December 31, 2002 and 2001, respectively. Unused lines of credit for short-term financing at December 31, 2002 and 2001 were $80.0 million and $66.9 million, respectively. Substantially all short-term borrowings were classified as long-term as of December 31, 2002 and 2001, reflecting the Company's intent and ability to refinance these obligations beyond one year and are included in the table below. Substantially all unused lines of credit have no major restrictions and are provided under demand notes between the Company and the lending institution. Interest is charged on borrowings under these lines of credit at various rates, generally below prime or equivalent money rates.

Long-Term Borrowings

	December 31,	
	2002	2001
	(in thousands)	
$250 million multi-currency revolving credit agreement expiring May 2006, Japanese yen 12.6 billion at 0.56%, Swiss francs 65.0 million at 1.25%	**$152,803**	$147,028
$250 million multi-currency revolving credit agreement expiring May 2003	—	55,338
Prudential Private Placement Notes, Swiss franc denominated, 84.4 million at 4.56% and 82.5 million at 4.42% maturing March 2007, 80.4 million at 4.96% maturing October 2006	**178,881**	147,489
ABN Private Placement Note, Japanese yen 6.2 billion at 1.39% maturing December 2005	**52,562**	47,527
Euro 350.0 million Eurobonds at 5.75% maturing December 2006	**378,144**	303,563
$250 million commercial paper facility rated A/2-P/2 U.S. dollar borrowings	—	6,650
Other borrowings, various currencies and rates	**8,836**	20,061
	771,226	727,656
Less: Current portion (included in notes payable and current portion of long-term debt)	**1,403**	4,132
	$769,823	$723,524

The table below reflects the contractual maturity dates of the various borrowings at December 31, 2002 (in thousands). The borrowings contractually due in 2003 have been classified as long-term due to the Company's intent and ability to renew or refinance these obligations beyond 2003. The individual borrowings under the Company's revolving credit agreement are structured to mature on a quarterly basis, but because the Company has the intent and ability to extend them until the agreement's expiration date, these borrowings are considered to be contractually due in May 2006.

2003	$ 23,156
2004	18,595
2005	58,482
2006	629,352
2007	40,238
2008 and thereafter	—
	$769,823

In July 1998, the Company entered into interest rate swap agreements with notional amounts totaling $80.0 million converting a portion of its variable rate financing to fixed rate debt. These U.S. dollar swaps were terminated in February 2001 at a cost of $1.2 million. In January 2000 and February 2001, the Company entered into interest rate swap agreements with notional amounts totaling 180 million Swiss francs converting a portion of the Company's variable rate financing to fixed rate debt. These agreements effectively convert the underlying debt's interest rate to an average fixed rate of 3.3% for an average period of 4 years. In February 2002, the Company entered into interest rate swap agreements with notional amounts totaling 12.6 billion Japanese yen converting a portion of its variable rate financing to fixed rate debt. These agreements effectively convert the underlying debt's interest rate to an average fixed rate of 1.6% for a term of ten years. As part of this transaction, the Company offset a portion of its Swiss franc swaps (115 million Swiss francs) by entering into reverse swap agreements with identical terms. In December 2001, the Company entered into a series of fixed to variable rate swaps to convert its fixed rate 5.75% coupon Eurobonds into variable debt, currently at 4.4%. Additionally, the Company entered into a series of freestanding Euro to U.S. dollar cross currency basis swaps to effectively convert the Eurobonds and related interest expense to U.S. dollar, currently at 2.8%.

In May 2001, the Company replaced and increased its multiple revolving credit agreements with a single agreement providing a total available credit of $500 million with participation from thirteen banks. The revolving credit agreements contain certain affirmative and negative covenants as to the operations and financial condition of the Company, the most restrictive of which pertain to asset dispositions, maintenance of certain levels of net worth, and prescribed ratios of indebtedness to total capital and operating income plus depreciation and amortization to interest expense. The Company pays a facility fee of 0.125% annually on the amount of the commitment under the $250 million five year facility ("facility B") and 0.10% annually under the $250 million 364-day facility ("facility A"). Interest rates on amounts borrowed under the facility will depend on the maturity of the borrowing, the currency borrowed, the interest rate option selected, and the Company's long-term credit rating from Moody's and Standard and Poors.

The $250 million facility A may be extended, subject to certain conditions, for additional periods of 364 days, which the Company intends to extend annually. The entire $500 million revolving credit agreement has a usage fee of 0.125% annually if utilization exceeds 50% of the total available facility.

The Company has complementary U.S. dollar and Euro multicurrency commercial paper facilities totaling $250 million which have utilization, dealer, and annual appraisal fees which on average cost 0.11 % annually. The $250 million facility A acts as back-up credit to this commercial paper facility. The total available credit under the commercial paper facilities and the facility A is $250 million. The short-term commercial paper borrowings were classified as long-term, as of December 31, 2001, reflecting the Company's intent and ability to renew these obligations beyond 2002. There were no outstanding commercial paper obligations at December 31, 2002.

In March 2001, the Company issued Series A and B private placement notes to Prudential Capital Group totaling Swiss francs 166.9 million ($100 million) at an average rate of 4.49% with six year final maturities. The notes were issued to finance the acquisition of the AZ Assets. In October 2001, the Company issued a Series C private placement note to Prudential Capital Group for Swiss francs 80.4 million ($50 million) at a rate of 4.96% with a five year final maturity. The series A and B notes were also amended to increase the interest rate by 30 basis points, reflecting the Company's higher leverage. In December 2001, the Company issued a private placement note through ABN AMRO for Japanese yen 6.2 billion ($50 million) at a rate of 1.39% with a four year final maturity. The Series C note and the ABN note were issued to partially finance the Degussa Dental acquisition.

In December 2001, the Company issued 350 million Eurobonds with a coupon of 5.75%, maturing December 2006 at an effective yield of 5.89%. These bonds were issued to partially finance the Degussa Dental acquisition.

At December 31, 2002, the Company had total unused lines of credit, including lines available under its short-term arrangements, of $420.9 million.

Note 11 - Stockholders' Equity

The Board of Directors authorized the repurchase of 1.5 million and 6.0 million shares of common stock for the years ended December 31, 2001 and 2000, respectively, on the open market or in negotiated transactions. Each of these authorizations to repurchase shares expired on December 31 of the respective years. The Company repurchased 37,500 shares for $0.9 million and 2.2 million shares for $40.1 million in 2001 and 2000, respectively. No share repurchases were made during 2002.

A former Chairman of the Board holds options to purchase 45,000 shares of common stock at an exercise price of $14.83, which was equal to the market price on the date of grant. The options are exercisable at any time through January 2004.

The Company has stock options outstanding under three stock option plans (1993 Plan, 1998 Plan and 2002 Plan). Further grants can be made under the 1998 and 2002 Plans. Under the 1993 Plan, a committee appointed by the Board of Directors granted to key employees and directors of the Company options to purchase shares of common stock at an exercise price determined by such committee, but not less than the fair market value of the common stock on the date of grant. Options generally expire ten years after the date of grant under the 1993 Plan and grants become exercisable over a period of three years after the date of grant at the rate of one-third per year, except that they become immediately exercisable upon death, disability or retirement.

The 1998 Plan authorized grants of 6.5 million shares of common stock, plus shares not granted under the 1993 Plan at the time of adoption of the 1998 Plan (as noted above, no further grants can be made under the 1993 Plan). The 1998 Plan enables the Company to grant "incentive stock options" ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to key employees of the Company, and "non-qualified stock options" ("NSOs") which do not constitute ISOs to key employees and non-employee directors of the Company. Grants of options to key employees are solely discretionary with the Board of Directors of the Company. ISOs and NSOs generally expire ten years from date of grant and become exercisable over a period of three years after the date of grant at the rate of one-third per year, except that they become immediately exercisable upon death, disability or retirement. Such options are granted at exercise prices not less than the fair market value of the common stock on the grant date.

The 2002 Plan authorized grants of 7.0 million shares of common stock, (plus any unexercised portion of canceled or terminated stock options granted under the DENTSPLY International Inc. 1993 and 1998 Stock Option Plans), subject to adjustment as follows: each January, if 7% of the outstanding common shares of the Company exceed 7.0 million, the excess becomes available for grant under the Plan. The 2002 Plan enables the Company to grant "incentive stock options" ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to key employees of the Company, and "non-qualified stock options" ("NSOs") which do not constitute ISOs to key employees and non-employee directors of the Company. Grants of options to key employees are solely discretionary with the Board of Directors of the Company. ISOs and NSOs generally expire ten years from date of grant and become exercisable over a period of three years after the date of grant at the rate of one-third per year, except that they become immediately exercisable upon death, disability or retirement. Such options are granted at exercise prices not less than the fair market value of the common stock on the grant date.

It is intended that grants will be made under the 1998 Plan until the shares authorized under that Plan are fully utilized. Then option grants will only be made under the 2002 Plan, which will include the unexercised portion of canceled or terminated options granted under the 1993 or 1998 Plans. Each non-employee director receives an automatic grant of NSOs to purchase 9,000 shares of common stock on the date he or she becomes a non-employee director and an additional 9,000 options on the third anniversary of the date of the non-employee director was last granted an option.

Notes to Consolidated Financial Statements

The following is a summary of the status of the Plans as of December 31, 2002, 2001 and 2000 and changes during the years ending on those dates:

	Outstanding		Exercisable		
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Available for Grant Shares
December 31, 1999	5,067,368	$15.72	2,401,523	$14.95	4,436,916
Authorized (Lapsed)	—				15,957
Granted	1,377,600	24.43			(1,377,600)
Exercised	(501,531)	14.75			—
Expired/Canceled	(151,194)	16.65			151,194
December 31, 2000	5,792,243	17.85	2,989,478	15.64	3,226,467
Authorized (Lapsed)	—				(83,444)
Granted	1,605,900	30.43			(1,605,900)
Exercised	(497,813)	16.01			—
Expired/Canceled	(167,087)	18.47			167,087
December 31, 2001	6,733,243	20.97	3,732,179	16.76	1,704,210
Authorized (Lapsed)	**—**				**7,023,105**
Granted	**1,574,550**	**36.91**			**(1,574,550)**
Exercised	**(515,565)**	**17.33**			**—**
Expired/Canceled	**(100,639)**	**19.08**			**100,639**
December 31, 2002	**7,691,589**	**$24.50**	**4,649,889**	**$18.99**	**7,253,405**

The following table summarizes information about stock options outstanding under the Plans at December 31, 2002:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2002	Weighted Average Exercise Price
$10.01 to $15.00	738,515	2.1	$13.34	738,515	$13.34
15.01 to 20.00	2,596,019	6.1	16.52	2,577,019	16.51
20.01 to 25.00	1,341,693	7.8	24.59	856,343	24.60
25.01 to 30.00	86,750	8.5	27.89	25,850	27.92
30.01 to 35.00	1,383,012	8.9	31.22	452,162	31.17
35.01 to 40.00	1,545,600	9.9	36.96	—	—
	7,691,589	7.3	$24.50	4,649,889	$18.99

Notes to Consolidated Financial Statements

The Company uses the Black-Scholes option pricing model to value option awards. The per share weighted average fair value of stock options and the weighted average assumptions used to determine these values are as follows:

	Year Ended December 31,		
	2002	2001	2000
Per share fair value	**$12.69**	$11.47	$9.01
Expected dividend yield	**0.50%**	0.61%	0.75%
Risk-free interest rate	**3.35%**	5.01%	5.37%
Expected volatility	**34%**	33%	32%
Expected life (years)	**5.50**	5.50	5.50

The Black-Scholes option pricing model was developed for tradable options with short exercise periods and is therefore not necessarily an accurate measure of the fair value of compensatory stock options.

Note 12 - Income Taxes

The components of income before income taxes are as follows:

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
United States ("U.S.")	**$121,901**	$136,135	$120,149
Foreign	**99,084**	48,992	31,647
	$220,985	$185,127	$151,796

The components of the provision for income taxes are as follows:

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Current:			
U.S. federal	**$46,919**	$44,237	$34,291
U.S. state	**2,520**	1,331	1,330
Foreign	**29,613**	11,612	10,910
Total	**79,052**	57,180	46,531
Deferred:			
U.S. federal	**(5,164)**	13,813	7,356
U.S. state	**(590)**	1,141	669
Foreign	**(265)**	(8,503)	(3,776)
Total	**(6,019)**	6,451	4,249
	$73,033	$63,631	$50,780

Notes to Consolidated Financial Statements

The reconciliation of the U.S. federal statutory tax rate to the effective rate is as follows:

	Year Ended December 31,		
	2002	2001	2000
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
Effect of:			
State income taxes, net of federal benefit	**0.6**	0.9	0.9
Nondeductible amortization of goodwill	—	1.0	1.2
Foreign earnings at various rates	**(4.1)**	(2.7)	(2.3)
Foreign tax credit	—	(0.8)	(0.5)
Foreign losses with no tax benefit	**1.9**	0.5	0.8
Extraterritorial income	**(1.1)**	(0.9)	(1.0)
Tax exempt income	—	—	(0.7)
Other	**0.7**	1.4	0.1
Effective income tax rate	**33.0%**	34.4%	33.5%

The tax effect of temporary differences giving rise to deferred tax assets and liabilities are as follows:

	December 31, 2002		December 31, 2001	
	Current Asset (Liability)	**Noncurrent Asset (Liability)**	Current Asset (Liability)	Noncurrent Asset (Liability)
	(in thousands)			
Employee benefit accruals	**$ 1,795**	**$ 10,090**	$ 1,725	$ 7,711
Product warranty accruals	**2,018**	—	2,055	—
Facility relocation accruals	**360**	**217**	107	217
Insurance premium accruals	**4,029**	—	4,145	—
Restructuring and other cost accruals	**7,573**	**13,921**	3,025	5,602
Differences in financial reporting and tax basis for:				
Inventory	**7,106**	—	5,418	—
Property, plant and equipment	—	**(30,605)**	—	(23,866)
Identifiable intangible assets	—	**(39,353)**	—	(16,151)
Unrealized losses (gains) included in other comprehensive income	—	**18,324**	(2,054)	(4,210)
Other	**18,638**	**5,515**	13,159	3,199
Tax loss carryforwards in foreign jurisdictions	—	**9,521**	—	2,864
Valuation allowance for tax loss carryforwards	—	**(5,342)**	—	(2,864)
	$41,519	**$(17,712)**	$27,580	$(27,498)

Current and noncurrent deferred tax assets and liabilities are included in the following balance sheet captions:

	December 31,	
	2002	2001
	(in thousands)	
Prepaid expenses and other current assets	**$ 42,096**	$ 29,069
Income taxes payable	**(577)**	(1,489)
Other noncurrent assets	**9,327**	5,028
Deferred income taxes	**(27,039)**	(32,526)

Certain foreign subsidiaries of the Company have tax loss carryforwards of $54.0 million at December 31, 2002, of which $18.6 million expire through 2010 and $35.4 million may be carried forward indefinitely. The tax benefit of these tax loss carryforwards has been partially offset by a valuation allowance. The valuation allowance of $5.3 million and $2.9 million at December 31, 2002 and 2001, respectively, relates to foreign tax loss carryforwards for which realizability is uncertain. The change in the valuation allowances for 2002 and 2001 results primarily from the generation of additional foreign tax loss carryforwards.

The Company has provided for the potential repatriation of certain undistributed earnings of its foreign subsidiaries and considers earnings above the amounts on which tax has been provided to be permanently reinvested. Income taxes have not been provided on $260 million of undistributed earnings of foreign subsidiaries, which will continue to be reinvested. If remitted as dividends, these earnings could become subject to additional tax, however such repatriation is not anticipated. Any additional amount of tax is not practical to estimate, however, the Company believes that U.S. foreign tax credits would largely eliminate any U.S. tax payable.

Note 13 - Benefit Plans

Substantially all of the employees of the Company and its subsidiaries are covered by government or Company-sponsored benefit plans. Total costs for Company-sponsored defined benefit, defined contribution and employee stock ownership plans amounted to $11.5 million in 2002, $7.9 million in 2001 and $5.1 million in 2000.

Defined Contribution Plans

The DENTSPLY Employee Stock Ownership Plan ("ESOP") is a non-contributory defined contribution plan that covers substantially all of the United States based non-union employees of the Company. Contributions to the ESOP were $2.2 million for 2002 and $2.1 million for both 2001 and 2000. The Company makes annual contributions to the ESOP of not less than the amounts required to service ESOP debt. In connection with the refinancing of ESOP debt in March 1994, the Company agreed to make additional cash contributions totaling at least $0.6 million through 2003. Dividends received by the ESOP on allocated shares are either reinvested in participants' accounts or passed through to Plan participants, at the participant's election. Most ESOP shares were initially pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees based on the proportion of debt service paid in the year. At December 31, 2002, the ESOP held 7.7 million shares, of which 7.3 million were allocated to plan participants and 0.4 million shares were unallocated and pledged as collateral for the ESOP debt. Unallocated shares were acquired prior to December 31, 1992 and are accounted for in accordance with Statement of Position 76-3. Accordingly, all shares held by the ESOP are considered outstanding and are included in the earnings per common share computations.

The Company sponsors an employee 401(k) savings plan for its United States workforce to which enrolled participants may contribute up to IRS defined limits.

Defined Benefit Plans

The Company maintains a number of separate contributory and non-contributory qualified defined benefit pension plans and other postretirement medical plans for certain union and salaried employee groups in the United States. Pension benefits for salaried plans are based on salary and years of service; hourly plans are based on negotiated benefits and years of service. Annual contributions to the pension plans are sufficient to satisfy legal funding requirements. Pension plan assets are held in trust and consist mainly of common stock and fixed income investments.

The Company maintains defined benefit pension plans for its employees in Germany, Japan, The Netherlands, and Switzerland. These plans provide benefits based upon age, years of service and remuneration. The German plans are unfunded book reserve plans. Other foreign plans are not significant individually or in the aggregate. Most employees and retirees outside the United States are covered by government health plans.

Postretirement Healthcare

The plans for postretirement healthcare have no plan assets. The postretirement healthcare plan covers certain union and salaried employee groups in the United States and is contributory, with retiree contributions adjusted annually to limit the Company's contribution for participants who retired after June 1, 1985. The Company also sponsors unfunded non-contributory postretirement medical plans for a limited number of union employees and their spouses and retirees of a discontinued operation.

Notes to Consolidated Financial Statements

Reconciliations of changes in the above plans' benefit obligations, fair value of assets, and statement of funded status are as follows:

	Pension Benefits December 31,		Other Postretirement Benefits December 31,	
	2002	2001	**2002**	2001
		(in thousands)		
Reconciliation of Benefit Obligation				
Benefit obligation at beginning of year	**$ 81,134**	$ 60,781	**$ 7,877**	$ 7,552
Service cost	**3,428**	1,877	**419**	205
Interest cost	**4,464**	3,548	**833**	539
Participant contributions	**972**	813	**442**	391
Actuarial losses	**2,877**	1,561	**2,537**	268
Amendments	**—**	—	**—**	—
Acquisitions	**—**	19,540	**—**	—
Effects of exchange rate changes	**14,955**	(3,126)	**—**	—
Benefits paid	**(4,119)**	(3,860)	**(1,373)**	(1,078)
Benefit obligation at end of year	**$103,711**	$ 81,134	**$ 10,735**	$ 7,877
Reconciliation of Plan Assets				
Fair value of plan assets at beginning of year	**$ 43,348**	$ 41,183	**$ —**	$ —
Actual return on assets	**(10)**	(471)	**—**	—
Acquisitions	**—**	4,751	**—**	—
Effects of exchange rate changes	**7,716**	(1,395)	**—**	—
Employer contributions	**3,331**	2,327	**931**	687
Participant contributions	**972**	813	**442**	391
Benefits paid	**(4,119)**	(3,860)	**(1,373)**	(1,078)
Fair value of plan assets at end of year	**$ 51,238**	$ 43,348	**$ —**	$ —
Reconciliation of Funded Status				
Actuarial present value of projected benefit obligations	**$103,711**	$ 81,134	**$ 10,735**	$ 7,877
Plan assets at fair value	**51,238**	43,348	**—**	—
Funded status	**(52,473)**	(37,786)	**(10,735)**	(7,877)
Unrecognized transition obligation	**1,581**	1,590	**—**	—
Unrecognized prior service cost	**590**	678	**34**	—
Unrecognized net actuarial loss (gain)	**7,499**	1,482	**25**	(2,450)
Net amount recognized	**$ (42,803)**	$(34,036)	**$(10,676)**	$(10,327)

The amounts recognized in the accompanying Consolidated Balance Sheets are as follows:

	Pension Benefits December 31,		Other Postretirement Benefits December 31,	
	2002	2001	**2002**	2001
	(in thousands)			
Other noncurrent liabilities	**$(55,063)**	$(43,589)	**$(10,676)**	$(10,327)
Other noncurrent assets	**10,498**	8,669	**—**	—
Accumulated other comprehensive loss	**1,762**	884	**—**	—
Net amount recognized	**$(42,803)**	$(34,036)	**$(10,676)**	$(10,327)

The aggregate benefit obligation for those plans where the accumulated benefit obligation exceeded the fair value of plan assets was $55.1 million and $43.6 million at December 31, 2002 and 2001, respectively.

Components of the net periodic benefit cost for the plans are as follows:

	Pension Benefits			Other Postretirement Benefits		
	2002	2001	2000	**2002**	2001	2000
	(in thousands)					
Service cost	**$ 3,428**	$ 1,877	$ 1,960	**$ 419**	$205	$182
Interest cost	**4,464**	3,548	3,072	**833**	539	542
Expected return on plan assets	**(2,706)**	(2,525)	(2,020)	**—**	—	—
Net amortization and deferral	**445**	287	(2,368)	**27**	(63)	174
Net periodic benefit cost	**$ 5,631**	$ 3,187	$ 644	**$1,279**	$681	$898

The weighted average assumptions used in accounting for the Company's plans, principally in foreign locations, are as follows:

	Pension Benefits			Other Postretirement Benefits		
	2002	2001	2000	**2002**	2001	2000
Discount rate	**5.1%**	5.4%	5.7%	**6.8%**	7.3%	7.0%
Expected return on plan assets	**5.5%**	5.0%	5.7%	**n/a**	n/a	n/a
Rate of compensation increase	**3.0%**	2.5%	3.5%	**n/a**	n/a	n/a
Initial health care cost trend	**n/a**	n/a	n/a	**10.0%**	7.0%	7.0%
Ultimate health care cost trend	**n/a**	n/a	n/a	**5.0%**	7.0%	7.0%
Years until ultimate trend is reached	**n/a**	n/a	n/a	**10.0**	n/a	n/a

Assumed health care cost trend rates have an impact on the amounts reported for postretirement benefits. A one percentage point change in assumed healthcare cost trend rates would have the following effects for the year ended December 31, 2002:

	Other Postretirement Benefits	
	1% Increase	1% Decrease
	(in thousands)	
Effect on total of service and interest cost components	$ 123	$(154)
Effect on postretirement benefit obligation	1,001	(836)

Notes to Consolidated Financial Statements

Note 14 - Restructuring and Other Costs (Income)

Restructuring and other costs (income) consists of the following:

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Restructuring and other costs	**$ 1,669**	$17,774	$ 2,702
Reversal of restructuring charges due to changes in estimates	**(3,687)**	(802)	—
Gain on pension plan termination	—	(8,486)	—
Gain on insurance settlement associated with fire	**(714)**	(5,758)	—
Costs related to the Oraqix agreement	—	2,345	—
German property settlement	—	—	(2,758)
Total restructuring and other costs (income)	**$(2,732)**	$ 5,073	$ (56)

On January 25, 2001, the Company suffered a fire at its Maillefer facility in Switzerland. The fire caused severe damage to a building and to most of the equipment it contained. During the third quarter of 2002, the Company received insurance proceeds for settlement of the damages caused to the building. These proceeds resulted in the Company recognizing a net gain on the damaged building of approximately $0.7 million. The Company also received insurance proceeds on the destroyed equipment during the fourth quarter of 2001 and recorded the related disposal gains of $5.8 million during that period.

During the second quarter of 2002, the Company recorded a charge of $1.7 million for restructuring and other costs. The charge primarily related to the elimination of duplicative functions created as a result of combining the Company's Ceramed and U.S. Friadent divisions. Included in this charge were severance costs of $0.6 million, lease/contract termination costs of $0.9 million and $0.2 million of impairment charges on fixed assets that will be disposed of as a result of the restructuring plan. This restructuring plan resulted in the elimination of approximately 35 administrative and manufacturing positions in the United States and was substantially complete as of December 31, 2002.

As part of combining Austenal with the Company, $4.4 million of liabilities were established through purchase price accounting for the restructuring of the acquired companies' operations, primarily in the United States and Germany. Included in this liability were severance costs of $2.9 million, lease/contract termination costs of $1.4 million and other restructuring costs of $0.1 million. This restructuring plan will result in the elimination of approximately 90 administrative and manufacturing positions in the United States and Germany, 50 of which remain to be eliminated as of December 31, 2002. The Company anticipates that most aspects of this plan will be completed by the fourth quarter of 2003.

The major components of the 2002 restructuring charges and the amounts recorded through purchase price accounting and the remaining outstanding balances at December 31, 2002 are as follows:

	2002 Provisions	Amounts Recorded Through Purchase Accounting	Amounts Applied 2002	Change in Estimate 2002	Balance December 31, 2002
			(in thousands)		
Severance	$ 541	$2,927	$ (530)	$(164)	$2,774
Lease/contract terminations	895	1,437	(500)	120	1,952
Other restructuring costs	38	60	(60)	(36)	2
Fixed asset impairment charges	195	—	(195)	—	—
	$1,669	$4,424	$(1,285)	$ (80)	$4,728

The Company's subsidiary in the United Kingdom restructured its pension plans in the fourth quarter of 2001, simplifying its structure by consolidating its two separate defined contribution plans into one plan and terminating the other plan. An unallocated surplus of approximately $8.5 million existed in the terminated plan. As a result, these unallocated funds reverted back to the Company.

As discussed in Note 3, the Company agreed in 2001 to a payment of $2.0 million to AstraZeneca related to the submission of the Oraqix product New Drug Application in the U.S. and a Marketing Authorization Application in Europe. Under the terms of the agreement, this payment and related estimated application costs were accrued during the fourth quarter of 2001.

Notes to Consolidated Financial Statements

In the fourth quarter of 2001, the Company recorded a charge of $12.3 million for restructuring and other costs. The charge included costs of $6.0 million to restructure the Company's existing operations, primarily in Germany, Japan and Brazil, as a result of the integration with Degussa Dental. Included in this charge were severance costs of $2.1 million, lease/contract termination costs of $1.1 million and other restructuring costs of $0.2 million. In addition, the Company recorded $2.6 million of impairment charges on fixed assets that will be disposed of as a result of the restructuring plan. The remaining charge of $6.3 million involves impairment charges on intangible assets. During 2002, the Company determined that the costs to complete this plan were lower than originally estimated and as a result $1.0 million of these costs were reversed as a change in estimate. This restructuring plan will result in the elimination of approximately 160 administrative and manufacturing positions in Germany, Japan and Brazil, 10 of which remain to be eliminated as of December 31, 2002. As part of these reorganization activities, some of these positions were replaced with lower-cost outsourced services. The Company anticipates that most aspects of this plan will be completed by the first quarter of 2003.

In the first quarter of 2001, the Company recorded a charge of $5.5 million related to reorganizing certain functions within Europe, Brazil and North America. The primary objectives of this reorganization were to consolidate duplicative functions and to improve efficiencies within these regions. Included in this charge were severance costs of $3.1 million, lease/contract termination costs of $0.6 million and other restructuring costs of $0.8 million. In addition, the Company recorded $1.0 million of impairment charges on fixed assets that will be disposed of as a result of the restructuring plan. This restructuring plan resulted in the elimination of approximately 310 administrative and manufacturing positions in Brazil and Germany. As part of these reorganization activities, some of these positions were replaced with lower-cost outsourced services. During the first quarter of 2002, this plan was substantially completed and the remaining accrual balances of $1.9 million were reversed as a change in estimate.

As part of combining Friadent and Degussa Dental with the Company, $14.1 million of liabilities were established through purchase price accounting for the restructuring of the acquired companies' operations in Germany, Brazil, the United States and Japan. Included in this liability were severance costs of $11.9 million, lease/contract termination costs of $1.1 million and other restructuring costs of $1.1 million. This restructuring plan will result in the elimination of approximately 200 administrative and manufacturing positions in Germany, Brazil and the United States, 38 of which remain to be eliminated as of December 31, 2002. The Company anticipates that most aspects of this plan will be completed during 2003.

The major components of the 2001 restructuring charges and the amounts recorded through purchase price accounting and the remaining outstanding balances at December 31, 2002 are as follows:

	2001 Provisions	Amounts Recorded Through Purchase Accounting	Amounts Applied 2001	Amounts Applied 2002	Change in Estimate 2002	Change in Estimate Recorded Through Purchase Accounting	Balance December 31, 2002
				(in thousands)			
Severance	$ 5,270	$11,929	$ (1,850)	$(6,257)	$ (655)	$ (174)	$ 8,263
Lease/contract terminations	1,682	1,071	(563)	(579)	(721)	203	1,093
Other restructuring costs	897	1,062	—	(552)	(759)	458	1,106
Fixed asset impairment charges	3,634	—	(3,634)	223	(747)	524	—
Intangible asset impairment charges	6,291	—	(6,291)	—	—	—	—
	$17,774	$14,062	$(12,338)	$(7,165)	$(2,882)	$1,011	$10,462

In the fourth quarter of 2000, the Company recorded a pre-tax charge of $2.7 million related to the reorganization of its French and Latin American businesses. The primary focus of the reorganization was consolidation of operations in these regions in order to eliminate duplicative functions. The restructuring plan resulted in the elimination of approximately 40 administrative positions, mainly in France. The Company also added positions as a result of these reorganization activities. During 2002, the Company determined that the costs to complete this plan were lower than originally estimated, and as a result, $0.2 million of these costs were reversed as a change in estimate. As of December 31, 2002, this plan was substantially complete.

During the fourth quarter of 2000, the Company recorded a settlement of $2.8 million related to a claim against the German government in connection with the confiscation and subsequent sale of a property formally owned by the Company in Berlin, Germany.

In the second quarter of 1998, the Company rationalized and restructured its worldwide laboratory business, primarily for the closure of the Company's German tooth manufacturing facility. All major aspects of the plan were completed in 1999, except for the disposition of the property and plant located in Dreieich, Germany, which has been written-down to its estimated fair value, but which has not yet been sold. During 2002, the carrying value of this property was written-up by $0.5 million to reflect the Company's revised estimate of its fair value.

In the fourth quarter of 1998, the Company recorded a restructuring charge of $42.5 million related to the discontinuance of the intra-oral camera business at the Company's New Image division located in Carlsbad, California. The charge included the write-off of certain intangible assets, including goodwill associated with the business, write-off of discontinued products, write-down of fixed assets and other assets, and severance and other costs associated with the discontinuance of the New Image division and closure of its facility. During 2001, this plan was completed and the remaining accrual balances of $0.8 million were reversed as a change in estimate.

Notes to Consolidated Financial Statements

Note 15 - Financial Instruments and Derivatives

Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company believes the carrying amounts of cash and cash equivalents, accounts receivable (net of allowance for doubtful accounts), prepaid expenses and other current assets, accounts payable, accrued liabilities, income taxes payable and notes payable approximate fair value due to the short-term nature of these instruments. The Company estimates the fair value of its total long-term debt was $774.0 million versus its carrying value of $769.8 million as of December 31, 2002. The fair value approximated the carrying value since much of the Company's debt is variable rate and reflects current market rates. The fixed rate Eurobonds are effectively converted to variable rate as a result of an interest rate swap and the interest rates on revolving debt and commercial paper are variable and therefore the fair value of these instruments approximates their carrying values. The Company has fixed rate Swiss franc and Japanese yen denominated notes with estimated fair values that differ from their carrying values. At December 31, 2002, the fair value of these instruments was $235.6 million versus their carrying values of $231.4 million. The fair values differ from the carrying values due to lower market interest rates at December 31, 2002 versus the rates at issuance of the notes. The Company holds equity securities, classified as available-for-sale, within "Other noncurrent assets". The carrying value of these securities was $12.4 million which includes $7.9 million of unrealized losses which the Company deems to be temporary. In accordance with SFAS 115, the Company records the unrealized losses related to these securities within "Accumulated other comprehensive gain (loss)" until sold.

Derivative Instruments and Hedging Activities

The Company's activities expose it to a variety of market risks which primarily include the risks related to the effects of changes in foreign currency exchange rates, interest rates and commodity prices. These financial exposures are monitored and managed by the Company as part of its overall risk-management program. The objective of this risk management program is to reduce the potentially adverse effects that these market risks may have on the Company's operating results.

A portion of the Company's borrowings and certain inventory purchases are denominated in foreign currencies which exposes the Company to market risk associated with exchange rate movements. The Company's policy generally is to hedge major foreign currency transaction exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions thereby minimizing the risk of credit loss. In addition, the Company's investments in foreign subsidiaries are denominated in foreign currencies, which creates exposures to changes in exchange rates. The Company uses debt denominated in the applicable foreign currency as a means of hedging a portion of this risk.

With the Company's significant level of long-term debt, changes in the interest rate environment can have a major impact on the Company's earnings, depending upon its interest rate exposure. As a result, the Company manages its interest rate exposure with the use of interest rate swaps, when appropriate, based upon market conditions.

The manufacturing of some of the Company's products requires a significant volume of commodities with potentially volatile prices. In order to limit the unanticipated earnings fluctuations from such volatility in commodity prices, the Company selectively enters into commodity price swaps to convert variable raw material costs to fixed costs.

Cash Flow Hedges

The Company uses interest rate swaps to convert a portion of its variable rate debt to fixed rate debt. In January 2000 and February 2001, the Company entered into interest rate swap agreements with notional amounts totaling 180 million Swiss francs converting a portion of the Company's variable rate financing to fixed rate debt. These agreements effectively convert the underlying debt's interest rate to an average fixed rate of to 3.3% for an average period of 4 years. In February 2002, the Company entered into interest rate swap agreements with notional amounts totaling 12.6 billion Japanese yen converting a portion of its variable rate financing to fixed rate debt. These agreements effectively convert the underlying debt's interest rate to an average fixed rate of 1.6% for a term of ten years. As part of this transaction, the Company offset a portion of its Swiss franc swaps (115 million Swiss francs) by entering into reverse swap agreements with identical terms.

The Company selectively enters into commodity price swaps to effectively fix certain variable raw material costs. In November 2001, the Company entered into a commodity price swap agreement with notional amounts totaling 270,000 troy ounces of silver bullion throughout calendar year 2002. The average fixed rate of this agreement was $4.20 per troy ounce. In November 2002, the Company entered into a commodity price swap agreement with notional amounts totaling 300,000 troy ounces of silver bullion to hedge forecasted purchases throughout calendar year 2003. The average fixed rate of this agreement is $4.65 per troy ounce. The Company generally hedges between 33% and 67% of its projected annual silver needs.

The Company enters into forward exchange contracts to hedge the foreign currency exposure of its anticipated purchases of certain inventory from Japan. The forward contracts that are used in this program mature in twelve months or less. The Company generally hedges between 33% and 67% of its anticipated purchases from Japan.

During 2002 and 2001, the Company recognized net losses of $0.1 million and $0.4 million in "Other expense (income), net", which represented the total ineffectiveness of all cash flow hedges.

As of December 31, 2002, $0.6 million of deferred net gains on derivative instruments recorded in "Accumulated other comprehensive gain (loss)" are expected to be reclassified to current earnings during the next twelve months. Transactions and events that are expected to occur over the next twelve months that will necessitate such a reclassification include the sale of inventory that includes previously hedged purchases of silver and purchases made in Japanese yen. The maximum term over which the Company is hedging exposures to variability of cash flows (for all forecasted transactions, excluding interest payments on variable-rate debt) is eighteen months.

Fair Value Hedges

The Company uses interest rate swaps to convert a portion of its fixed rate debt to variable rate debt. In addition, cross currency basis swaps are used to convert debt denominated in one currency to another currency. In December 2001, the Company completed two integrated transactions where it entered into an interest rate swap agreement with notional amounts totalling Euro 350 million which converted its 5.75% coupon, fixed rate Eurobond financing into variable rate Euro denominated financing and it then entered into a cross currency basis swap which converted this variable based Euro denominated financing to variable based U.S. dollar financing at a current rate of 2.8%.

Hedges of Net Investments in Foreign Operations

The Company has numerous investments in foreign subsidiaries. The net assets of these subsidiaries are exposed to the volatility in currency exchange rates. Currently, the Company uses non-derivative financial instruments (debt at the parent company level) to hedge some of this exposure. The translation gains and losses related to the net assets of the foreign subsidiaries are offset by gains and losses in the parent company's debt obligations. At December 31, 2002, the Company had Swiss franc denominated and Japanese yen denominated debt (at the parent company level) to hedge the currency exposure related to the net assets of its Swiss and Japanese subsidiaries. The translation gains and losses related to this foreign currency denominated debt are included in "Accumulated other comprehensive gain (loss)".

Other

The Company holds stock warrants which are classified as derivative financial instruments as defined under SFAS No. 133. These warrant holdings are valued under a Black-Scholes option pricing model and any fair value adjustments are reflected in current income each quarter until sold. For the year ended December 31, 2002, the unrealized loss on the stock warrants was $2.5 million. These unrealized losses were included in "Other expense (income), net".

As of December 31, 2002, the Company had recorded the fair value of derivative instrument assets of $4.6 million in "Prepaid expenses and other current assets" and $59.7 million in "Other noncurrent assets" on the balance sheet. The Company recorded the fair value of derivative instrument liabilities of $2.3 million in "Accrued liabilities" and $7.9 million in "Other noncurrent liabilities" on the balance sheet.

In accordance with SFAS 52, "Foreign Currency Translation", the Company utilizes long-term intercompany loans to eliminate foreign currency transaction exposures of certain foreign subsidiaries. Net gains or losses related to these long-term intercompany loans, those for which settlement is not planned or anticipated in the foreseeable future, are included in "Accumulated other comprehensive gain (loss)" on the balance sheet.

Note 16 - Commitments and Contingencies

Leases

The Company leases automobiles and machinery and equipment and certain office, warehouse and manufacturing facilities under non-cancelable operating leases. These leases generally require the Company to pay insurance, taxes and other expenses related to the leased property. Total rental expense for all non-precious metals operating leases was $18.4 million for 2002, $12.7 million for 2001, and $10.5 million for 2000.

Rental commitments, principally for real estate (exclusive of taxes, insurance and maintenance), automobiles and office equipment are as follows (in thousands):

2003	$16,233
2004	11,506
2005	7,636
2006	4,351
2007	3,313
2008 and thereafter	9,081
	$52,120

As of December 31, 2002, the Company had leased $59.3 million of precious metals. Under this arrangement the Company leases fixed quantities of precious metals which are used in producing alloys and pays a lease rate (a percent of the value of the leased inventory) to the lessor. These precious metal leases are accounted for as operating leases and the lease fee is recorded in "Cost of products sold". The terms of the leases are less than one year and the average lease rate at December 31, 2002 was 2.5%. The Company's objective for using these operating lease arrangements to supply its precious metals needs is to free up working capital and reduce the Company's exposure to commodity price volatility.

Litigation

DENTSPLY and its subsidiaries are from time to time parties to lawsuits arising out of their respective operations. The Company believes it is remote that pending litigation to which DENTSPLY is a party will have a material adverse effect upon its consolidated financial position or results of operations.

In June 1995, the Antitrust Division of the United States Department of Justice initiated an antitrust investigation regarding the policies and conduct undertaken by the Company's Trubyte Division with respect to the distribution of artificial teeth and related products. On January 5, 1999, the Department of Justice filed a complaint against the Company in the U.S. District Court in Wilmington, Delaware alleging that the Company's tooth distribution practices violate the antitrust laws and seeking an order for the Company to discontinue its practices. Three follow on private class action suits on behalf of dentists, laboratories and denture patients in seventeen states, respectively, who purchased Trubyte teeth or products containing Trubyte teeth, were filed and transferred to the U.S. District Court in Wilmington, Delaware. The class action filed on behalf of the dentists has been dismissed by the plaintiffs. The private party suits seek damages in an unspecified amount. The Court has granted the Company's motion on the lack of standing of the laboratory and patient class actions to pursue damage claims. Four private party class actions on behalf of indirect purchasers were filed in California state court. These cases are based on allegations similar to those in the Department of Justice case. In response to the Company's motion, these cases have been consolidated in one Judicial District in Los Angeles. A similar private party action has been filed in Florida. The trial in the government's case was held in April and May 2002, the post-trial briefing occurred during the summer and the final arguments were made in September of 2002. The case is pending a decision by the Federal District Court Judge who heard the case. It is the Company's position that the conduct and activities of the Trubyte division do not violate the antitrust laws.

Notes to Consolidated Financial Statements

Other

The Company has no material non-cancelable purchase commitments.

The Company has employment agreements with its executive officers. These agreements generally provide for salary continuation for a specified number of months under certain circumstances. If all of the employees under contract were to be terminated by the Company without cause (as defined in the agreements), the Company's liability would be approximately $14.0 million at December 31, 2002.

Note 17 - Quarterly Financial Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
			(in thousands, except per share amounts)		
2002					
Net sales	**$354,868**	**$381,013**	**$366,037**	**$411,824**	**$1,513,742**
Gross profit	**169,372**	**184,540**	**178,932**	**200,055**	**732,899**
Operating income	**56,913**	**64,801**	**61,156**	**73,630**	**256,500**
Net income	**33,096**	**36,820**	**35,766**	**42,270**	**147,952**
Earnings per common share-basic	**$ 0.4246**	**$ 0.4711**	**$ 0.4571**	**$ 0.5397**	**$ 1.8925**
Earnings per common share-diluted	**0.4157**	**0.4598**	**0.4464**	**0.5276**	**1.8495**
Cash dividends declared per common share	**0.04600**	**0.04600**	**0.04600**	**0.04600**	**0.18400**
2001					
Net sales	$245,695	$254,676	$253,528	$379,069	$1,132,968
Gross profit	129,669	133,597	132,241	173,013	568,520
Operating income	34,340	43,762	43,827	54,116	176,045
Net income	34,326	27,404	25,919	33,847	121,496
Earnings per common share-basic	$ 0.4431	$ 0.3530	$ 0.3334	$ 0.4347	$ 1.5642
Earnings per common share-diluted	0.4373	0.3472	0.3275	0.4264	1.5384
Cash dividends declared per common share	0.04583	0.04583	0.04583	0.04584	0.18333

Supplemental Stock Information

The common stock of the Company is traded on the NASDAQ National Market under the symbol "XRAY". The following table sets forth high, low and closing sale prices of the Company's common stock for the periods indicated as reported on the NASDAQ National Market:

	Market Range of Common Stock		Period-end Closing Price	Cash Dividend Declared
	High	Low		
2002				
First Quarter	**$37.93**	**$31.60**	**$37.06**	**$0.04600**
Second Quarter	**40.95**	**35.25**	**36.91**	**0.04600**
Third Quarter	**43.50**	**31.25**	**40.17**	**0.04600**
Fourth Quarter	**43.10**	**31.89**	**37.20**	**0.04600**
2001				
First Quarter	$26.67	$21.67	$24.33	$0.04583
Second Quarter	31.07	23.33	29.57	0.04583
Third Quarter	31.63	26.01	30.63	0.04583
Fourth Quarter	34.69	28.62	33.47	0.04584
2000				
First Quarter	$19.25	$15.42	$18.92	$0.04167
Second Quarter	21.75	16.75	20.54	0.04167
Third Quarter	24.92	19.67	23.29	0.04167
Fourth Quarter	28.92	20.59	26.08	0.04582

All amounts reflect the 3-for-2 stock split effective January 31, 2002.

The Company estimates, based on information supplied by its transfer agent, that there are approximately 25,000 holders of common stock, including 489 holders of record.

Worldwide Directory

Argentina

DENTSPLY Argentina
General Enrique Martinez 657/61
1426 Buenos Aires
54 11 4555 0808

Australia

DENTSPLY Australia
11-21 Gilby Road
Mount Waverly, Victoria 3149
61 3 9538 8280

Unit 13, 4-6 Chaplin Drive
Lane Cove, New South Wales 2066
61 2 9418 6881

9I Maitland Road
Islington, New South Wales 2296
61 2 4965 4384

Unit 1, 1187 Logan Road
Holland Park, Queensland 4121
61 7 3349 1284

134A Charles Street
West Perth, Western Australia 6005
61 8 9227 6772

Austria

DENTSPLY Degussa GmbH
Liesinger Flur-Gasse 2c
1235 Vienna
43 1863 91 0

Belgium

DENTSPLY Friadent
Industiezone "Blauwesteen"
Heideldekens 20
B-2550 Konlich
32 3458 4171

Brazil

DENTSPLY Brazil
DENTSPLY Latin America
Av. Ataulfo de Paiva, 1351 / 3rd & 4th Floors
Leblon
22440-031 Rio de Janeiro, RJ
55 21 3205 9800

Rua Alice Hervê, 86
Bingen
25665-010 Petrópolis, RJ
55 24 2233 1800

Rua Igarapava, 436
Jardim Alpino
15810-255 Catanduva, SP
55 17 531 2300

DENTSPLY Degussa
DENTSPLY Friadent
Rua Funchal, 375/5th Floor
Vila Olimpia
04551-060 Sao Paulo, SP
55 11 3897 6890

DENTSPLY Herpo
Rua Domingos José Martins, 398
Vale do Bonsucesso
25725-110 Petrópolis, RJ
55 24 221 2334

Canada

DENTSPLY Canada
161 Vinyl Court
Woodbridge, Ont. L4L 4A3
(905) 851-6060

Chile

DENTSPLY Chile
Cordillera 331
Flex D-Modulo 12
Quilicura, Santiago
562 739 1611

China

DENTSPLY Asia
25/F Pacific Link Tower
Southmark, 11 Yip Hing Street
Wong Chuk Hang, Hong Kong SAR
852 2870 0336

23/F Gee Chang Hong Centre
65 Wong Chuk Hang Road
Aberdeen, Hong Kong SAR
852 2870 0162

DENTSPLY China
1/F Block C
TEDA International Incubator Centre
No. 5 Avenue, TEDA 300457
Tianjin
86 22 2529 0848

10/D, Hengji Building
99 Huai Hai Dong Road
Shanghai 200021
82 21 6385 3353

Room 618, Yi Dong Bldg.
No. 301-303 Huan Shi Zhong Rd.
Guangzhou 510091
86 20 8350 1570

Room 526, Yixing Building
No. 13, Guang Ming Road
Chong Wen District
100061 Beijing
86 10 6714 7415

Columbia

DENTSPLY Colombia
Carrera 21 N. 84-47
Santafé de Bogotá, D.C.
571 691 7100

Denmark

DENTSPLY Friadent
Industrivej 19
4000 Roskilde
45 4675 0032

Egypt

DENTSPLY Egypt
15 Al/Orouba Street
P.O. Box 1117
Helipolis
Cairo
202-2915-241

England

DENTSPLY Ash Instruments
Pennycross Close
Beacon Park
Plymouth PL2 3NY
44 1752 709751

DENTSPLY United Kingdom
DENTSPLY Middle East/
African Export/CIS Export Division
Hamm Moor Lane
Addlestone
Weybridge
Surrey KT15 2SE
44 1932 853422

France

DENTSPLY Austenal
3 Rue Michelet
94853 Ivry Sur-Seine Cedex
33 1 4521 5690

DENTSPLY France
DENTSPLY Simfra
DENTSPLY Laboratoire SPAD
4, rue Michael Faraday
78180 Montigny-le-Bretonneux
33 1 30 14 7777

DENTSPLY Friadent
Z.A. de la Grande Borne
Darvault
77140 Nemours
33 16 055 5545

Germany

DENTSPLY Austenal
Emil Hoffmann Strasse la
50996 Koln
49 2236 3993 60

DENTSPLY Bios Dental GmbH
B_rgermeister-Otto-Knapp-Str.45
49163 Bohmte
49 5471 8070

DENTSPLY GmbH
DENTSPLY Degussa GmbH
Rodenbacher Chaussee 4
63457 Hanau-Wolfgang
49 6181 5950

DENTSPLY Elephant Dental GmbH
Dieselstrasse 89a
63165 Mühlheim/Main
49 6108 978730

DENTSPLY Friadent GmbH
Steinzeugsstrasse 50
D-68229 Mannheim
49 6214860

DENTSPLY Gendex
ZN der DENTSPLY DeTrey GmbH
Albert - Einstein - Ring 13
22761 Hamburg
49 4089 9688

DENTSPLY GmbH
DeTrey Strasse1
D-78467 Konstanz
49 7531 5830

DENTSPLY Vereinigte
Dentalwerke (VDW) GmbH
Bayerwaldstr. 15
81737 Munich
49 8962 7340

India

DENTSPLY India
W-86, Lower Ground Fl.
Greater Kailash - II
New Delhi 110048
91 11 647 6040

No. 890, 7th Main, 4th Cross
HAL 2nd Stage
Indiranagar
Bangalore 560 008
91 80 526 2735

Flat #201, Tej Mahan Apartments
J.B.Nagar, Andheri (East)
Mumbai 400 059
91 22 820 3285

Plot #294, Udyog Vihar
Phase II
Gurgaon 122 016
Haryana
91 124 345 333

Worldwide Directory

Indonesia

DENTSPLY Indonesia
Kompleks Ruko Red Top No. D7
Jl. Pecenongan Raya 72
10120 Jakarta
62 21 3441065

Italy

DENTSPLY Anesthetics S.a.r.l.
DENTSPLY Italia
via A. Cavaglieri, 26
I-00173 Rome
39 6 726 4031

DENTSPLY Gendex Italia
Via A. Manzoni 44
20095 Cusano Milan
39 02 61 80081

Japan

DENTSPLY-Sankin K.K.
Yushima Building
14-9, 3 chome
Bunkyo-ku
Tokyo 113-0034
81 3 3836 9929

1382-11 Shimoishigami
Ohtawara, Tochigi Pref.
81 2 8729 2221

Korea

DENTSPLY Korea
723-2 Yeoksam-dong
Kangnam-ku, Seoul
82 2 2008 7600

Mexico

DENTSPLY Mexico
Calzada Vallejo No. 846
Col. Industrial Vallejo
02300 Mexico, D.F.
525 587-6488

The Netherlands

DENTSPLY Degussa Dental Benelux
Ronde Tocht 44
NL-1507 CK-Zaandan
31 75 6152929

DENTSPLY Elephant Dental B.V.
Verlengde Ladeweg 10
1628 PM Hoorn
31 229 259 000

New Zealand

DENTSPLY New Zealand
55 Carbine Road
Mount Wellington
64 9 638 8940

Philippines

DENTSPLY Philippines
3/F Trans-Phil House
1177 Chino Roces Avenue
cor. Bagtikan Street
1203 Makati City
63 2 890 7643

Puerto Rico

DENTSPLY Ceramco Plant
183 State Road
Las Piedras
Puerto Rico 00671-9738
(787) 733-8303

Russia

DENTSPLY Russia
Kozhevnicheskaya Street 10/2
6th Floor
Moscow 113114
7 095 235 3602

South Africa

DENTSPLY South Africa
197 Biggarsberg Road
Glenvista 2058 Ext. 6
27 11 432 3390

Spain

DENTSPLY DeTrey Iberia
Avda. De Burgos
39 2° iZq
28036 Madrid
34 913 833 728

Sweden

DENTSPLY Friadent
Jörgen Kocksgatan 9
21120 Malmö
46 4024 3370

Switzerland

DENTSPLY Anesthetics S.a.r.l.
DENTSPLY Maillefer
Maillefer Instruments Holding SA
CH-1338 Ballaigues
41 21 843 9292

DENTSPLY Friadent
Schloss-Strasse 15
2560 Nidau
41 32 331 2355

DENTSPLY Switzerland
Zweigniederlassung Baar
Oberdorfstrasse 11
CH-6342 Baar
41 41 766 2066

Taiwan

DENTSPLY Taiwan
7-11, 351 Sec 2
Chung Shan Road
Chung Ho, Taipei County
Taiwan, ROC
886 2 2223 7777

Thailand

DENTSPLY Thailand
23rd Floor Panjathani Tower
127/28 Ratchadapisek Road
Chongnonsee, Yannawa
Bangkok 10120
662 295 3744

Turkey

DENTSPLY Turkey
Erenkoy 19 Mayis MH
Sumer SK C1 BLOK
Zitas Bloklari
81090 Kozyatagi
Istanbul
90 216 445 7648

United States

DENTSPLY International
DENTSPLY Trubyte
570 W. College Avenue
P. O. Box 872
York, PA 17405-0872
(717) 845-7511

DENTSPLY Caulk
38 West Clarke Avenue
Milford, DE 19963-0359
(302) 422-4511

DENTSPLY Ceramco
Six Terri Lane, Suite 100
Burlington, NJ 08016-4905
(609) 386-8900

DENTSPLY Endodontics
DENTSPLY Tulsa Dental Products
DENTSPLY Maillefer North America
DENTSPLY Dental Manufacturing (UDM)
5001 East 68th Street
Tulsa, OK 74136-3315
(918) 493-6598

3111 Hanover Road
Johnson City, TN 37604-1430
(423) 282-1453

DENTSPLY Friadent CeraMed
12860 West Cedar Drive
Suites 108-110
Lakewood, CO 80228-1965
(303) 985-0800

DENTSPLY GAC
355 Knickerbocker Avenue
Bohemia, NY 11716-3103
(631) 419-1700

DENTSPLY Gendex
901 West Oakton Street
Des Plaines, IL 60018-1843
(847) 640-4800

DENTSPLY MPL Technologies
9400 King Street
Franklin Park, IL 60131-2116
(847) 678-7555

DENTSPLY NeyTech
13553 Calimesa Boulevard
Yucaipa, CA 92399-2303
(909) 795-2461

DENTSPLY Pharmaceutical
3427 Concord Road
York, PA 17402-8631
(717) 757-0200

DENTSPLY Professional
901 West Oakton Street
Des Plaines, IL 60018-1843
(847) 640-4800

1301 Smile Way
York, PA 17404-1785
(717) 767-8500

DENTSPLY R&R
3535 Briarfield Boulevard
Maumee, OH 43537-9838
(419) 865-9497

520 Illinois Avenue
Maumee, OH 43537-1708
(419) 893-5672

2337 South Yates Avenue
Los Angeles, CA 90040-1915
(213) 723-5838

DENTSPLY Rinn
1212 Abbott Drive
Elgin, IL 60123-1819
(847) 742-1115

Vietnam

DENTSPLY Vietnam
4th Fl.
6 Phung Khac Khoan Street
District 1
Ho Chi Minh City
84 8 823 8116

Directors and Officers

Board of Directors

John C. Miles II
Chairman of the Board and
Chief Executive Officer
Age 61, Director since 1990

Michael C. Alfano, D.M.D., Ph.D.
Dean of the College of Dentistry
New York University
Age 55, Director since 2001

Burton C. Borgelt
Retired, Former Chairman and
Chief Executive Officer
DENTSPLY International Inc.
Age 70, Director since 1981

Paula H. Cholmondeley
Vice President and General Manager
Specialty Products
Sappi Fine Paper
Age 55, Director since 2001

Michael J. Coleman
President, Cape Publications and Publisher
FLORIDA TODAY
President, South Regional Newspaper Group
Gannett Company, Inc.
Age 59, Director since 1991

William F. Hecht
Chairman, President and Chief Executive Officer
PPL Corporation
Age 60, Director since 2001

Leslie A. Jones
Retired, Former Chairman and Senior Vice President
DENTSPLY International Inc.
Age 63, Director since 1983

Gary K. Kunkle, Jr.
President and Chief Operating Officer
Age 56, Director since 2002

Betty Jane Scheihing
Senior Vice President
Office of the President
Arrow Electronics, Inc.
Age 54, Director since 2001

Edgar H. Schollmaier
Retired Chief Executive Officer
Alcon Laboratories, Inc.
Age 69, Director since 1996

W. Keith Smith
Retired Vice Chairman
Mellon Bank
Age 68, Director since 1991

Board Committees

Executive Committee
John C. Miles *
Burton C. Borgelt
Leslie A. Jones
W. Keith Smith

Audit and Information Technology Committee
Edgar H. Schollmaier *
Paula H. Cholmondeley
William F. Hecht
Leslie A. Jones

Board Governance Committee
Leslie A. Jones *
Michael C. Alfano, D.M.D., Ph.D.
W. Keith Smith

Human Resources Committee
Michael J. Coleman *
Michael C. Alfano, D.M.D., Ph.D.
Burton C. Borgelt
Betty Jane Scheihing
W. Keith Smith

Stock Option Sub-Committee
Michael J. Coleman *
Michael C. Alfano, D.M.D., Ph.D
Betty Jane Scheihing
W. Keith Smith

**Denotes Chairman*

Officers

John C. Miles II
Chairman of the Board and
Chief Executive Officer

Gary K. Kunkle, Jr.
President and
Chief Operating Officer

Thomas L. Whiting
Executive Vice President

Christopher T. Clark
Senior Vice President

William R. Jellison
Senior Vice President

Rudolf Lehner
Senior Vice President

James G. Mosch
Senior Vice President

J. Henrik Roos
Senior Vice President

W. William Weston
Senior Vice President

Bret W. Wise
Senior Vice President and
Chief Financial Officer

Brian M. Addison
Vice President, Secretary and
General Counsel

Steven R. Jefferies, D.D.S.
Vice President, Product Development

George R. Rhodes
Vice President, Professional Relations
and Corporate Communications

Timothy S. Warady
Vice President, Corporate Controller

William E. Reardon
Treasurer

Corporate Headquarters

DENTSPLY International Inc.
570 West College Avenue
P.O. Box 872
York, PA 17405-0872
Phone (717) 845-7511
Fax (717) 849-4762

Independent Accountants

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7044

Stock Listing

NASDAQ's National Market
Symbol: XRAY

Annual Meeting

The 2003 Annual Meeting will be held
on Tuesday, May 13 at 9:30 AM at:
DENTSPLY International Inc.
570 West College Avenue
York, PA 17405-0872

Investor Relations, Form 10-K and Other Information

If you would like to receive our Investor Package, or a copy of our Annual Report on Form 10-K as filed with the Securities and Exchange Commission, or be placed on the Company's mailing list, please contact:

DENTSPLY International Inc.
Attention: Investor Relations Department
570 West College Avenue
P.O. Box 872
York, PA 17405-0872
Phone (717) 849-4269
Fax (717) 849-4487
Email investor@dentsply.com

Trademarks

All brand names used in this Report are owned or licensed trademarks of DENTSPLY International Inc., or its subsidiaries.

Transfer Agent and Registrar

If your stock certificate is lost, stolen or destroyed, or if you change your address, please contact the Shareholder Services Department at:

COMPUTERSHARE INVESTOR SERVICES, LLC
2 North LaSalle Street
P.O. Box 2388
Chicago, IL 60690-2388
Phone (312) 588-4991
Fax (312) 601-4343

Web site

www.dentsply.com

Certain statements made in this Annual Report, including, without limitation, statements regarding future sales and development of products and markets, may be deemed to be forward-looking statements that involve risks and uncertainties. Such statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and should be read in conjunction with prior descriptions of risk factors by the Company, including specifically, the risk factors discussed within the Company's Annual Report on Form 10-K for the year ended December 31, 2002. Such factors could cause actual results to differ materially from those expressed in any forward-looking statements contained in this Annual Report.

First in Dentistry


DENTSPLY
INTERNATIONAL

DENTSPLY International
570 West College Avenue
P.O. Box 872
York, PA 17405-0872
(717) 845-7511
www.dentsply.com